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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 10-SB/A

                                 AMENDMENT NO. 3

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              FAMOUS FIXINS, INC.
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                 (Name of Small Business Issuer in its charter)

         New York                                              133865655
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(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization                              Identification No.)

250 W. 57th Street, Suite 1112 New York, New York                    10107
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(Address of principal executive offices)                           (Zip Code)

Issuer's telephone number:  (212) 245-7773
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Securities to be registered under Section 12(b) of the Act:

      Title  of each class                  Name of each exchange on which
      To be so registered                   each class is to be registered

              N/A                                          N/A
              ---                                          ---

Securities to be registered under Section 12(g) of the Act:

                   Common Stock, par value $.0.001 per share
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                                (Title of Class)

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                              FAMOUS FIXINS, INC.


                                   FORM 10-SB

                               TABLE OF CONTENTS

                                                                        Page
PART I

Item 1.  Description of Business                                           3
Item 2.  Management's Discussion and Analysis or Plan of Operation        32
Item 3.  Description of Property                                          35
Item 4.  Security Ownership of Certain Beneficial Owners and              35
         Management
Item 5.  Directors, Executive Officers, Promoters and Control             37
         Persons
Item 6.  Executive Compensation                                           40
Item 7.  Certain Relationships and Related Transactions                   46
Item 8.  Description of Securities                                        48

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common         54
         Equity and Other Shareholder Matters
Item 2.  Legal Proceedings                                                55
Item 3.  Changes in and Disagreements with Accountants                    55
Item 4.  Recent Sales of Unregistered Securities                          55
Item 5.  Indemnification of Directors and Officers                        60

PART F/S

Financial Statements                                                      67

PART III

Item 1.  Index to Exhibits                                                96
Item 2.  Signatures                                                       98

                            INTRODUCTORY STATEMENT

      Famous Fixins, Inc. is filing this Amendment No. 3 to Form 10-SB on a voluntary basis to make available reportable information about the Company to existing shareholders and others interested in the activities of the Company, and is filing at this time in an attempt to comply with the OTC Bulletin Board Eligibility Rule for quotation of the Company's common stock on the OTC Bulletin Board.

                                     PART I

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ITEM 1.  DESCRIPTION OF BUSINESS
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(a)   Business Development
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      Famous Fixins, Inc. (the "Company" or "Famous Fixins") is a New York corporation which was originally incorporated on February 9, 1984 under the laws of the State of Utah as Straw Dog, Inc. Pursuant to a registration with the Utah Securities Division effective September 26, 1984, one million (1,000,000) shares of common stock were sold to the public at a price of $.02 per share. On November 4, 1985, the Company changed its name to Tinderblock, Inc. On July 31, 1995, the Company reincorporated under the laws of the State of Nevada by merging with Spectrum Resources, Inc. Under the terms of the merger and incorporation, all of the 7,666,666 outstanding shares of the Company's common stock were exchanged for shares of the common stock of Spectrum Resources, Inc. at the rate of one (1) share of Spectrum Resources, Inc. for every three (3) shares of Tinderblock, Inc. following which there were 2,555,887 shares of common stock issued and outstanding. On October 20, 1995, the Company's Board of Directors approved a one (1) for ten (10) reverse split of stock, after which there were 255,588 shares of common stock issued and outstanding.

      On January 12, 1996, pursuant to a resolution of the Company's Board of Directors, the Company issued 354,930 shares of common stock to Phoenix
Pacific Property Trust, valued at approximately $5,111 on the date of issuance, as consideration for certain services and costs incurred by Phoenix Pacific Property Trust on behalf of the Company in connection with maintaining the Company as an active corporation and in good standing and providing business development and financing consulting advice to the Company. The present management and the Board of the Company do not know how the securities issued to Phoenix Pacific Property Trust was valued, but reasonably estimates a value of $5,111 based on a price of $.0144 per share, considering that the shares were restricted common stock, there was no active trading market at the time for the securities, there were no contemporaneous transactions of which the Company's present management and Board are aware of that were transacted at a greater price per share, and the Company did not have active business operations or material net worth at the time of issuance.

      The Company did not engage in any substantive business activity from approximately April 6, 1996 to May 28, 1998.

      On May 28, 1998, the Company acquired Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY") in a transaction viewed as a reverse acquisition. FFNY was a promoter and marketer of celebrity endorsed food products, which commenced business activities in 1995 and began sales operations in March 25, 1997. Pursuant to a Plan and Agreement of Reorganization, the Company issued 5,494,662 shares of common stock to Jason Bauer, as trustee for certain shareholders of FFNY, in exchange for 4,104,328 shares of the outstanding common stock (representing approximately ninety seven percent (97%) of the 4,237,039 outstanding shares) of FFNY. Pursuant to the reorganization, certain FFNY shareholders became the controlling shareholders of the Company, all of the officers and directors of the Company resigned and elected the nominees of the FFNY shareholders in their places, and FFNY became a majority-owned subsidiary of the Company.

      On June 8, 1998, the Company changed its name to Famous Fixins, Inc. under the laws of the State of Nevada. On November 16, 1998, the Company reincorporated under the laws of the State of New York by merging into its wholly-owned subsidiary, Famous Fixins Holding Company, Inc., a corporation formed for the purpose of reincorporation. On November 20, 1998, the Company merged with its New York subsidiary, FFNY. On November 20, 1998, the Company changed its name to Famous Fixins, Inc. under the laws of the State of New York. The Company is now a single entity operating under the laws of the State of New York as Famous Fixins, Inc. Except where the context otherwise indicates, the Company and its former subsidiaries are collectively referred to herein as "Famous Fixins" or as the "Company".

      As of December 9, 1999, 10,462,624 shares of the Company's common stock were issued and outstanding, and 3,080,980 options and warrants to purchase shares of the Company common stock were issued and outstanding, of which up to 1,340,980 options and warrants are presently exercisable.

      The Company has not been subject to bankruptcy, receivership or any similar proceedings.

(b)   Business of Issuer
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      The Company is a promoter and marketer of celebrity and athlete endorsed food products for sale in supermarkets and over the Internet. The Company's plan is to develop, market and sell specialty food products based on the diverse professional, cultural and ethnic backgrounds of various celebrities. The Company represents celebrities and creates food products which include a line of breakfast cereals endorsed by high profile athletes and a line of salad dressings. The Company promotes and markets its products directly to supermarket chains. The Company also operates an electronic commerce site from which the Company's products may be purchased. The Company utilizes a nationwide network of food brokers to distribute its products in supermarket chains, restaurants and specialty retail stores throughout the United States. The Company enlists a third party manufacturer to produce the Company's food products.

      The Company has recently significantly increased its roster of high profile celebrities and athletes who endorse food products that the Company promotes and markets. Famous Fixins' current roster includes superstar athletes Sammy Sosa of the Chicago Cubs, Cal Ripken, Jr. of the Baltimore Orioles, Barry Bonds of the San Francisco Giants, Alex Rodriguez of the Seattle Mariners, Jeff Bagwell, Craig Biggio, and Ken Caminiti of the Houston Astros, Derek Jeter of the New York Yankees, Alonzo Mourning of the Miami Heat, Jake Plummer of the Arizona Cardinals, Peyton Manning of the Indianapolis Colts, Tim Duncan of the San Antonio Spurs, the New York Mets baseball team, John Elway, formerly of the Denver Broncos, and Academy Award Winner actress Olympia Dukakis.

      Each of Famous Fixins' athlete celebrities donates a portion of the royalties that they receive back to the community. Below is the list of charities and foundations that each athlete has chosen:

            Sammy Sosa             The Sammy Sosa Charitable Foundation
            Cal Ripken, Jr.        The Kelly & Cal Ripken, Jr. Foundation
            Barry Bonds            Bay Area Charities
            Alex Rodriguez         The Boys Club of Seattle and Greater Miami
            Jeff Bagwell,          D.A.R.E.
              Craig Biggio, and
              Ken Caminiti
            Derek Jeter            Turn 2 Foundation
            Jake Plummer           The Jake Plummer Foundaiton
            Peyton Manning         Pey Back Foundation
            Alonzo Mourning        Zo's Summer Grove Charity
            Tim Duncan             The Children's Shelter of San Antonio
            New York Mets          Various charities selected by the Mets
            John Elway             The Elway Foundation

      (1)   Principal products or services and their markets.
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Breakfast Cereal
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      The cereal category is the largest category in the food industry, with national sales exceeding seven billion dollars per year. There are more than 100 cereals nationally distributed, however, Famous Fixins' select cereals are endorsed by well-known athletes, and therefore, require little advertising in each marketplace.

      Sammy Sosa. The Company entered into a contract with Chicago Cubs baseball player Sammy Sosa for the rights to produce a breakfast cereal. The Company launched "Slammin' Sammy's Frosted Flakes" in June 1999 in a limited edition collector's box commemorating Sammy's 66 home runs. This product was launched mid-June, in the Chicago area initially, with national and international distribution to follow. To date, the Company has shipped more than $500,000 wholesale cost of the Slammin' Sammy's Frosted Flakes cereal to accounts in the Chicago area.

      Cal Ripken, Jr. The Company has a contract with Baltimore Orioles baseball player Cal Ripken Jr. for the rights to manufacture and distribute a cereal bearing his name and likeness, "Cal's Classic O's", in the Baltimore area. In April 1999, the Company launched "Cal's Classic O's," a honey-nut toasted oats cereal in a limited-edition collector's box, for distribution in the Baltimore/Washington area. In the first three weeks of distribution, the Company shipped $250,000 wholesale cost of Cal's Classic O's cereal to supermarkets in that area.

      Alex Rodriguez. The Company entered into a contract with Alex Rodriguez, the All-Star shortstop of the Seattle Mariners, for the exclusive rights to manufacture and distribute a cereal bearing his names and likeness and highlighting his Major League Baseball career. The Company launched "A-Rod's 40/40 Crunch" in the Seattle and surrounding markets in July of 1999 commemorating A-Rod's 40 stolen bases and 40 home runs in one season. "A-Rod's 40/40 Crunch" is a frosted flakes cereal packed in a limited-edition collector's box commemorating A-Rod's baseball accomplishments.

      Barry Bonds. The Company entered into a contract with San Francisco Giants baseball player Barry Bonds for the production of "Barry's MVP
Crunch," a frosted flakes cereal in a limited-edition collector's box commemorating Barry Bonds' three Most Valuable Player awards. This product was launched in August 1999 in the Northern California area.

      Ken Caminiti, Jeff Bagwell, and Craig Biggio. The Company entered into a contract with three Houston Astros baseball players, Jeff Bagwell, Craig Biggio and Ken Caminiti, for the exclusive rights to manufacture and distribute a cereal collectively bearing their names and likeness and highlighting their baseball careers. The Company launched "Houston's Triple Play," a honey-nut toasted oats cereal in a limited-edition collector's box in July 1999.

      Derek Jeter. The Company entered into an agreement with Derek Jeter, shortstop for the New York Yankees, for the production of a breakfast cereal called "Jeter's". The Company launched this frosted flakes cereal in October 1999 in the New York market.

      Alonzo Mourning. The Company entered into an agreement with Alonzo Mourning, the Miami Heat basketball player and a four-time NBA All-Star, for the production of a breakfast cereal, "Zo's O's." The Company expects to launch the cereal in the Miami area in January 2000.

      Jake Plummer. The Company entered into a contract with Jake Plummer, quarterback of the Arizona Cardinals, for the exclusive rights to manufacture a breakfast cereal bearing the name and likeness of Jake Plummer. The Company launched "Jake's Flakes", a frosted flakes cereal in October 1999 in the Arizona and Idaho markets.

      Peyton Manning. The Company has an agreement with Peyton Manning, quarterback of the Indianapolis Colts, for the exclusive rights to manufacture a breakfast cereal bearing the name and likeness of Peyton Manning. The Company launched "Peyton's O's", a honey-nut toasted oats cereal, in October 1999 in the Indianapolis and Tennessee markets.

      Tim Duncan. The Company entered into a contract with Tim Duncan, center of the 1998-1999 NBA champion San Antonio Spurs for the exclusive rights to manufacture a breakfast bearing his name and likeness. The Company is in the final stages of development of "Slam Duncan's" and is expected to launch this cereal in January 2000 in the San Antonio, Texas market.

      New York Mets. The Company has an agreement with Doubleday Enterprises, L.P., owner and operator of the New York Mets National League Baseball team, for promotional rights during the 1999 and 2000 baseball seasons to produce and sell a cereal product identified by the name and logos of the Mets. The cereal product may feature the images of eight or more Major League Baseball players on the Mets, and at least one version of the cereal product will feature Mets catcher Mike Piazza. The Company launched "Amazin' Mets Frosted Flakes" cereal in New York on October 1, 1999.

      John Elway. The Company entered into a contract with JAE Endorsements Inc. for the exclusive rights to manufacture a breakfast bearing the name and likeness of John Elway, the former quarterback of the two-time Super Bowl Champion Denver Broncos. The Company is in the final stages of development of "John Elway's Quarterback Crunch" and is expected to launch this honey-nut toasted oats cereal in January 2000 in the Denver, Colorado market.

      Merchandise Sales
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      On the back panel of all of its cereal boxes, the Company offers for sale various types of merchandise related to the product's name, such as T-shirts and hats with the cereal's name. By utilizing a direct-mail order form, the Company is also gathering a database of customers for future use to inform customers of the Company's other athlete endorsed products that are available for sale.

Salad Dressings
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      The Company's initial product line was Olympia Dukakis' Greek Salad Dressings, which the Company began selling in April 1997. Developed exclusively for the Company, the Olympia Dukakis' Greek Salad Dressings are based on Ms. Dukakis' family recipe passed down through many generations. Made to enhance the traditional Greek salad, the Dukakis line of salad dressings is unlike others currently on the market. The Dukakis line consists of four salad dressings, all made with natural ingredients and containing no preservatives: Greek, Light Greek, Creamy Feta and Light Creamy Feta. The Greek and Light Greek dressings blend imported extra virgin olive oil with special herbs and spices, and the Creamy Feta and Light Creamy Feta dressings have the added touch of premium quality cheeses. The Company believes that real feta cheese, which is included in all four varieties, makes these products unique. The products also contain extra virgin olive oil, which has seen a great resurgence in the marketplace, on the strength of consumer sensitivity to healthy eating. The light versions of the dressings contain half the fat and calories of the regular varieties.

      According to Information Resources Inc. of Chicago, Illinois, a market research company, for the fifty-two weeks ending October 12, 1997, bottled salad dressings had supermarket sales of $1.51 billion, which is a 2.9 % increase over the previous year. During that time period, unit sales increased by 2.4% to more than 585 million bottles. More than 250 companies are active in this category. With all of the companies in this category, there are very few Greek dressings available. However, of the ones that are on the market, the Company is not aware of any made with real feta cheese, extra virgin olive oil and red wine vinegar, as are those of the Company. Also, many of these other dressings are produced by local restaurants, made in small batches and sold locally. The Company's products are designed to be mass produced and to be sold and advertised nationally.

      Since the launch of the Olympia Dukakis' Greek Salad Dressings in April 1997, the Company has achieved distribution for the Dukakis line to over 2,000 supermarkets throughout the United States. The Company has been successful in having articles written about the Company and its products in more than 150 newspapers and magazines across the country. The Company was the subject of an article in the February 2, 1998 issue of Business Week magazine. In addition, Ms. Dukakis has appeared and promoted the Company's products on numerous nationally broadcast television shows, including The Rosie O'Donnell Show and Access Hollywood. These media vehicles have played an important role in alerting consumers to the Company's new products.

celebrityfixins.com
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      On April 7, 1999, the Company launched "celebrityfixins.com", the Company's Internet marketing division intended to be an online supermarket for celebrity endorsed food products. Celebrityfixins.com presently offers "Olympia Dukakis Greek Salad Dressings", Sammy Sosa's "Slammin' Sammy's Frosted Flakes", Cal Ripken Jr.'s "Cal's Classic O's", "Houston's Triple Play Cereal", Alex Rodriguez's "A-Rod's 40/40 Crunch", Derek Jeter's "Jeter's", Barry Bond's "Barry's MVP Crunch", Jake Plummer's "Jake's Flakes", Peyton Manning's "Peyton's O's", the New York Met's "Amazin' Mets Frost Flakes Cereal", and various t-shirts and hats related to each cereal. The Company also plans to feature a Celebrity Food of the Month Club. Through celebrityfixins.com, consumers will be able to purchase individual items, and personalized gift baskets consisting of a variety of celebrity food products. This electronic commerce service provides the Company an opportunity to reach consumers in regions of the United States where the Company's products are not carried in supermarkets.

      Growth of the Internet and Electronic Commerce. The Internet and the World Wide Web have significantly altered the business environment for companies of all sizes. The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth of the Internet and its commercial use, including: the large and growing installed base of personal computers in homes and businesses; improvements in network infrastructure and bandwidth; easier and cheaper access to the Internet; increased awareness of the Internet among consumer and business users; and the rapidly expanding availability of online content and commerce which increases the value to users of being connected to the Internet. Individuals and corporations increasingly rely upon computer networks, the Internet, intranets and direct broadcast systems to access information, entertainment and data in a digital form from their homes and workplaces.

      The increasing functionality, accessibility and overall usage of the Internet have made it an attractive commercial medium. Businesses can more easily reach buyers and buyers can reach businesses with immediacy and efficiency with the Internet. The changes introduced by this new commercial medium to traditional means of doing business will encourage more companies to take advantage of it. The Company believes that this trend towards
Internet commerce will accelerate and that it will be applicable to the sellers of both "hard goods" products and services as well as the sellers of "soft goods" products, such as software and reference information. According to International Data Corporation ("IDC"), the number of Internet users worldwide will grow from an estimated 69 million at the end of 1997 to an estimated 320 million by 2002. IDC estimates that the total value of goods and services purchased over the World Wide Web worldwide will increase from an estimated $12.4 billion in 1997 to an estimated $133 billion in 2000 and to an estimated $425 billion by 2002.

      Grocery Retailing. Interactive grocery services is an emerging business category. The United States retail supermarket business represented approximately $311.7 billion in revenues in 1995, according to Progressive Grocer's 1996 Marketing Guidebook. Recent sales growth in the industry has only slightly exceeded inflation, while competition is intense and margins continue to be narrow. At the same time, consumers are increasingly time constrained and searching for conveniences to make their daily living easier. A 1995 survey by Andersen Consulting suggests that approximately 30% of consumers would pay a service fee for information, electronic ordering, such as by computer, fax or phone, and grocery delivery services. As a result of these factors, supermarket operators are searching for innovative ways to differentiate their stores through additional consumer services, while at the same time seeking opportunities to enhance their profits. Many such operators are implementing or beginning to experiment with online shopping and home delivery. A survey of supermarket operators cited in a September 1995 Supermarket Business estimated that supermarket home shopping sales are minuscule, but would represent approximately 5.5% of total grocery sales by the year 2000. The Company did not sponsor any of the market research and surveys described above and does not have and is not aware of more current market information on grocery services.

Marketing Programs
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      The Company intends to gain distribution of its products to approximately 6,000 supermarkets throughout the country. The Company plans to use a combination of paid media advertising, newspaper articles, and television appearances by its celebrities and athletes in its effort to have consumers become aware of the Company's products and expand distribution nationally.

      The Company's publicist generates consumer awareness of the Company's products using traditional marketing methods as well as innovative and industry specific methods. Since the Company's inception, over 1,000 newspapers and magazines have written articles about the Company, its products, and the charities involved. The Company's celebrity endorsees have also been on numerous nationally televised TV shows promoting their products in addition to hundreds of mentions on local radio stations. The Company has a strategic alliance with Planet Hollywood International Inc., through which "launch parties" are held at the local Planet Hollywood restaurant in each new market to introduce members of the trade and press to the product and the celebrity whose products are being introduced.

      As an incentive for consumer purchase, the Company produces instant winner cards and seeds them randomly in the boxes of cereals. Consumers can win various types of prizes, including autographed memorabilia and a chance to meet the athlete endorsees.

      The Company has licensed the rights from Major League Baseball Properties to create official Major League Baseball commemorative baseball cards, which may be produced in conjunction with new products pursuant to contracts with baseball players. These cards are seeded randomly in the Company's cereal products, giving consumers an added incentive to purchase the products.

      In each market, the Company intends to provide the local supermarket chains various autographed memorabilia to be used for in-store promotions for their consumers as well as incentives for store managers to put up displays of the cereals.

      (2)   Distribution methods of the products or services.
            ------------------------------------------------

      The Company presently employs a direct method of distribution for most its sales, whereby the product is shipped directly from the manufacturing facility to the supermarket chain's warehouses. As a secondary form of distribution, in circumstances where the direct distribution method cannot be achieved, the Company uses a distributor, whereby the Company ships the product to independent distribution companies who bear the responsibility for delivery to the retail stores. The latter method of distribution increases the retail price to the consumer by approximately 30%.

      The Company utilizes a network of food brokers who work on a commission basis. The Company has a marketing agreement with Crown Prince, Inc., dated December 7, 1998, under which Crown Prince, Inc. provides consultation and oversight services, as well as administrative and marketing support, in connection with the distribution of the Company's products. Crown Prince, Inc. is a national food company in business for over 50 years. Pursuant to this agreement, and through an existing national sales force and broker network, Crown Prince is to manage and distribute Famous Fixins' current and future food products in supermarkets and specialty stores throughout the country. Under the agreement, Crown Prince, Inc. receives commissions on net sales at the rate of: seven percent (7%) for Olympia Dukakis Green Salad Dressings, and at least three percent (3%) for all other products lines. Under the agreement, the Company may also be responsible for invoicing, shipping and inventory management expenses and for miscellaneous costs incurred by Crown Prince, Inc.

      The Company has an agreement for the use of Crown Prince's national sales team to represent the Company's current and future products.

Crown Prince National Sales Team
--------------------------------

Howard Brown            Director of Sales & Marketing
Gary Gruettner          National Sales Manager
John DeSimone           Regional Sales Manager            North-East
Joe Bennett             Regional Sales Manager            South-East
Ed Leavister            Regional Sales Manager            Mid-West
Jim O'Toole             Regional Sales Manager            South-West
Larry DeMarco           Regional Sales Manager            West Coast

      (3)   Status of any publicly announced new product or service.
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      The Company is in the development stages of three new breakfast cereal products. Upon development and approval of the licensors, the Company expects to launch Alonzo Mourning's "Zo's O's," in the Miami area in the January 2000, "John Elway's Quarterback Crunch" in January 2000 in the Denver, Colorado market, and Tim Duncan's "Slam Duncan's" in January 2000 in the San Antonio, Texas market.

      The Company is currently negotiating with other high profile celebrities and athletes, and anticipates the development and marketing of additional new products. The Company will create new products under exclusive licensing agreements with these celebrities and athletes, using their likenesses and professional and cultural backgrounds.

      (4)   Competitive business conditions.

      There are many other companies offering services and food products similar to the services and products contemplated by the Company. In addition, additional companies may seek to enter this business if the Company succeeds in its plan of development. Many other companies in competition with the Company have resources and experience far greater than those of the Company.

      (5)   Sources and availability of raw materials and principal suppliers.
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      The Company uses Jasper Foods, located in Jasper, Missouri, as its cereal manufacturer, and T. Marzetti Foods, located in Canton, Ohio, as its salad dressing manufacturer. The Company engages a third-party, private-label manufacturer to produce its products according to the specifications and product formulas provided by the Company to such manufacturer. The Company has not experienced and does not anticipate any difficulty in meeting its current and anticipated sales objectives. Manufacturing facilities are subject to regulations promulgated by the Food and Drug Administration. The Food and Drug Administration and state regulatory agencies inspect the facilities of manufacturers on a routine basis for regulatory compliance. There can be no assurance that the third-party manufacturer can satisfy these requirements.

      (6)   Dependence on one or a few major customers.
            ------------------------------------------

      Although the Company targets its products to a large number of supermarkets and upon a broad customer base to whom it sells relatively small quantities of its products, in 1998, two customers, Giant of Maryland and C&S Wholesale, accounted for approximately thirty percent of its sales, and, in 1999, Jewel Supermarkets accounted for more than ten percent of the Company's sales to date. These customers purchased the Company's products in blocks and there is no on-going agreement for these customers to purchase the Company's products; therefore, the Company does not believe that loss of any one of these customers would have a material adverse affect on the Company's operations.

      (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.
            -------------------------------------------------

      The Company has licensing agreements with all of its celebrities and athletes for the production and sale of various food products and merchandise related to the food products. In addition, the Company has an agreement with Major League Baseball Properties for the rights to use team logos and the Major League Baseball logo on all of the Company's current product lines with baseball players. The Company has a license from Major League Baseball Players Association for group licensing rights which is required when using more than two Major League Baseball players in one year.

      The Company's future success depends in part upon its ability to use the name and likeness of celebrities. The Company seeks to protect its intellectual property rights and to limit access to its proprietary information through a combination of copyrights, and nondisclosure and licensing arrangements, all of which, even if available, afford only limited protection. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of its intellectual property rights. The Company faces certain risks because the Company is a licensee of the names and likeness of certain celebrities, and not the owner of certain intellectual property rights. The Company will need to secure the rights from third parties, such as the athletes and celebrities, Major League Baseball Players Association, and Major League Baseball Properties, if the Company desires to use their respective logos. In the event the Company is unable to secure such third party rights or consents, the Company's ability to market and promote its products, as well as the Company's business, financial condition and operation results will be materially adversely affected.

Celebrity Athlete Licenses
--------------------------

      Material provisions of each of the licenses with the celebrity athletes
are set forth below.   The license agreements may also provide that the
financial terms are confidential. In general, although the individual license agreements may vary in terms of the structure of compensation, each license agreement with individual athletes provides substantially for the following: (i) a negotiated percentage of the gross sales, gross receipts or the invoice price of total shipments of the product, in no case exceeding twelve and one-half percent; (ii) on all related merchandise from the back panel of the cereal products and other promotional materials, a negotiated percentage of the gross sales, in no case exceeding the difference between gross sales and twenty five percent (25%) of gross profits; and (iii) five year warrants or options to purchase a negotiated number of shares of the Company's unregistered and restricted common stock, and the licenses may also provide for registration rights as to the common stock into which the warrants and options may be exercised. Because the Company does not make an up-front cash payment to any celebrity athlete licensor to induce the licensor the enter a license, the Company negotiates with each licensor an the exercise price for the warrants or options that may be substantial below the market price of the Company's common stock on the date of grant. The present outstanding licenses provide for exercise prices between $.15 and $.50 per share. The aggregate value of the warrants and options issued pursuant to the licenses described below totals $285,709. The Company may be obligated to issue additional five year warrants on terms comparable to the original grant of warrants upon the automatic extension of the license period of the licenses that provide for automatic renewal if certain sales goals are achieved.

      Cal Ripken.  The Company has a worldwide license with The
Tufton Group ("Tufton"), dated as of April 1, 1999, to launch a line of limited edition cereal product entitled "Cal's Classic O's Honey Nut Toasted Oat Cereal" and related merchandise bearing the name and likeness of Calvin
E. Ripken, Jr. Under the agreement, the Company has the non-exclusive right, license, and privilege to utilize the name, picture, visual representation, biography, performance statistics, facsimile signature, nickname and photographic image of Mr. Ripken on the Company's products. The Company donates one side panel of the cereal box for a personal message from The
Kelly & Cal Ripken, Jr. Foundation, with information for the public to contact the foundation for additional donations. Upon expiration or termination of the agreement, the Company shall not use or re-use the cereal product, advertising, or promotional materials without the express written consent of The Tufton Group. The Company is required to indemnify Tufton and Mr. Ripken jointly and severally against any claims, losses, suits, liabilitites, obligations, costs and expenses arising out of the agreement. The Company is required to maintain, at its own cost and expense, general liability insurance protecting Tufton and Mr. Ripken from any claims or suits arising out of the agreement in an amount of the greater of at least one million dollars or the Company's standard policy limit, and to name Tufton and Mr. Ripken as additional insured parties. The Company may terminate the agreement upon written notice for a material breach of the agreement by Tufton and Tufton's failure to cure within five business days after. Tufton may terminate the agreement upon written notice, and the Company's failure to cure within fifteen business days, if the Company: fails to make timely payment; fails to deliver quarterly sales statements; breaches any material term of the agreement. The Tufton Group is entitled to five percent of gross sales, less slotting fees, of the cereal product, and twenty five percent of the net profits of the related merchandise. The Tufton Group received five year warrants to purchase 50,000 shares of common stock at $.50 per share. The agreement is for a term of one year, subject to automatic renewal for one additional year if certain sales goals are met, in which event an additional 10,000 warrants shall be issued to the The Tufton Group.

      Major League Baseball Players Association. Under a non-exclusive, non-transferable, non-assignable promotional license agreement with the Major League Baseball Players Association ("MLBPA"), dated as of June 10, 1999, the Company has group licensing rights to use the names, nicknames, likenesses, signatures, pictures, numbers, playing records and biographical data of eight or more active baseball players and to use the logo, name and symbol of MLBPA, Major League Baseball Players Association, and MLB Players Choice Logo in connection with the Company's cereal products. The license territory is the United States, its possessions and territories, Canada and the Caribbean.

The license fee is $125,000. In addition, MLBPA is entitled to receive a thirteen and one-half percent royalty on the Company's baseball trading cards inserted into the cereal boxes, and ten percent on other promotional items using the rights granted under the license. Interest accrues at one and one-half percent per month for any late payments made by the Company to MLBPA.
The Company is obligated to defend, indemnify and hold harmless MLBPA, its members, offices, directors, employees and agents from and against any and all claims, demands, causes of action and judgments arising out of or in connection with: (a) the Company's products using the rights granted under the license; (b) the Company's use of intellectual property rights claimed to be the property of any Major League Baseball club or other entity affiliated with any Major League Baseball club; and (c) any defects in the Company's products pursuant to this license. The Company is required to obtain the prior written consent of MLBPA if it seeks to settle or compromise any claim covered by the indemnification provision. MLBPA and its members shall have the right to defend themselves in any such action or proceeding with attorneys of MLBPA's selection. The Company is required to obtain and maintain comprehensive general liability insurance naming MLBPA and its members as an additional insured parties in an amount of at least two million dollars for each single occurrence. MLBPA has the right immediately to terminate the agreement by giving written notice if the Company: manufactures, advertises, promotes, ships, distributes or uses any material without the prior written approval of MLBPA; uses any material after receipt of notice that MLBPA disapproves of the material; fails to carry on the materials the notices specified by MLBPA; becomes subject to any voluntary or involuntary order of any governmental agency involving the recall of any of its products because of safety, health or other hazards or risks to the public; takes any action in connection with the Company's products that damages or reflects adversely upon MLBPA or its rights and its trademarks; breaches any provision of the agreement relating to the unauthorized assertion of right in the rights or trademarks; fails to obtain or maintain insurance; or the rights granted under the license in a manner inconsistent with the agreement. The Company may terminate the agreement upon giving written notice if MLBPA breaches and fails to cure within fifteen days a material term of the agreement. The license period ends on April 14, 2000. The Company intends to renew the group licensing rights or enter into a similar agreement for an additional license period beginning April 14, 2000, unless the Company discontinues the promotion and sale of products featuring Major League Baseball players.

      The Company has a license with Major League Baseball Properties, Inc. ("MLBP") granting the Company the non-exclusive license to use the names, word marks, logos, uniform designs, colors and color combinations, trade dress, characters, symbols, designs, likenesses, visual representations and such other similar or related identifications of Major League Baseball Properties, Inc., Baltimore Orioles, Chicago Cubs, Houston Astros, San Francisco Giants, and Seattle Mariners in connection with the manufacture, distribution, promotion, advertisement and sale of the Company's cereal products and the baseball trading cards contained in the cereals: featuring Cal Ripken in the States of Maryland, Virginia, North Carolina, South Carolina, and Florida, the

City of Philadelphia, and the District of Columbia, which license right expires on December 31, 1999; featuring Jeff Bagwell, Craig Biggio, and Ken Caminiti in the States of Texas, Florida and the City of New Orleans, which license right expires on December 31, 1999; featuring Barry Bond in Arizona and Northern California, which license right expires on December 31, 1999; featuring Alex Rodriguez in Washington and the City of Miami, which license right expires on December 31, 1999; and featuring Sammy Sosa in the United States, which license right expires on April 30, 2000. The Company is required to pay a minimum guaranteed compensation to MLBP, against which royalties are credited, of $125,000 for the rights granted under the agreement, of which $100,000 is due on December 31, 1999, and $25,000 is due on April 30, 2000. The Company is required to pay royalties to MLBP for the following cereal products as follows: the greater of one percent of net sales or $.025 per cereal box sold on the cereal product featuring Cal Ripken; two percent of net sales on the cereal products featuring Jeff Bagwell, Craig Biggio, and Ken Caminiti, Barry Bond, and Alex Rodriguez; and the greater of two and one-half percent of net sales or $.0545 per cereal box sold on the cereal product featuring Sammy Sosa. Interest at one percent per month or the highest prime lending rate of Chase Manhattan Bank accrue on late payments. Under the agreement, MLBP has agreed to indemnify, defend and hold the Company and its owners, shareholders, directors, officers, employees, agents, representatives, successors and assigns harmless from any claims, suits, damages or costs arising from challenges to MLBP's authority to license the rights granted to the Company or assertions to any claim of right or interest in or to the rights granted to the Company and used on the Company's products, provided that the Company gives prompt written notice, cooperates and assists in any such claim or suit, and provided further that MLBP has the option to undertake and conduct the defense of, and to settle, any such suit at its sole discretion. Under the agreement, the Company has agreed to indemnify, defend and hold MLBP, the Major League Baseball Clubs, the Leagues and the Office of the Commissioner of Baseball and their respective owners, shareholders, directors, officers, employees, agents, representatives, successors and assigns harmless from any claims, suits, damages and costs arising out of:
any unauthorized use of or infringement of any trademark, service mark, copyright, patent, process, method or device by the Company in connection with the licensed products; alleged defects or deficiencies in, or the use of, the licensed products; false advertising, fraud, misrepresentation or other claims related to the licensed products; the unauthorized use of the licensed rights or any breach by the Company of the agreement; libel or slander against, or invasion of the right of privacy, publicity or property of, or violation or misappropriation of any other right of any third party; or agreements or alleged agreements made or entered into by the Company to effectuate the terms of the agreement; provided that MLBP gives the Company notice of the making of any claim or the institution of any action and MLBP may at its option participate in any action. MLBP has the right to terminate the agreement without any right to cure if: the Company fails to obtain or maintain liability insurance; if any governmental agency or court of competent jurisdiction finds that the licensed products are defective; if the Company breaches certain undertakings pursuant to the license; or the Company undergoes a change in majority or controlling ownership. MLBP has the right to terminate the agreement if the Company defaults on, and fails to cure within ten business days, the following occurrences: the Company fails to make timely payment; the Company fails to deliver an accounting statement or to give access to the Company's premises or license records; the Company is unable to pay its debts when due; the Company makes any assignment for the benefit of creditors or an arrangement pursuant to any bankruptcy law; the Company files or has filed against it any petition under the bankruptcy or insolvency laws of any jurisdiction, county or place, or shall have or suffer a receiver or trustee to be appointed for its business or property, or be adjudicated a bankrupt or an insolvent; the Company fails to commence in good faith to manufacture, distribute and sell each licensed product throughout the licensed territory within any twelve month period; the Company discontinue its business as it is now conducted; the Company breaches any term of the agreement; or the accounting statements furnished to MLBP are significantly or consistently understated. The license agreement between MLBP and the Company is a blanket agreement that expires on or about April 30, 2000, and that covers all of the Company's baseball-themed products, including the Company's products that were offered after the Company entered into this MLBP license agreement, such as the cereals featuring Derek Jeter and New York Mets, for which cereals the license fees equal two percent of net sales and are applied against the minimum guaranteed compensation of $125,000, and for which cereals the license terms expires on or about April 30, 2000. The Company intends to renew the licensing rights or enter into a similar agreement for an additional annual license period in connection with the Company's products, unless the Company discontinues the promotion and sale of products featuring Major League Baseball players.

      Sammy Sosa.   The Company has an exclusive license with Sammy Sosa,
dated as of April 12, 1999, to develop, manufacture, distribute, promote, and sell up to two editions of a line of limited edition cereal products bearing his name and likeness in North America and the Caribbean. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Licensor, and the trademarks, logos, copyrights and all other authorized material owned or controlled by Mr. Sosa. The Company retains all rights, titles, and interests in and to the cereal products, their formulae and secret ingredients, and their packaging and labeling. Mr. Sosa is obligated to make a one-hour press conference appearance. The Company is responsible to pay all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the cereal products and related merchandise. The Company is required to maintain an eight million dollar product liability insurance which cover all the products produced in connection with this license. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning or acquiring a substantial portion of the Company's stock or assets. The agreement provides that the parties shall indemnify the other parties for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives. The license may be terminated upon forty-five (45) days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; or (d) Sammy Sosa becomes the subject of public disrepute or scandal that affects his image. Mr. Sosa is entitled to twelve and one-half percent of gross receipts from the sale of the cereal product, and one hundred percent of gross sales less twenty five percent of gross profits from the sale of related merchandise. Mr. Sosa also received five year warrants to purchase 150,000 shares of common stock, exercisable at $.15 per share. The agreement terminates on April 14, 2000, subject to automatic renewal for one additional year if certain sales goals are met.

      Alex Rodriguez. The Company has an exclusive worldwide license with Alex Rodriguez, dated as of April 28, 1999, to launch a line of limited edition cereal products bearing his name and likeness. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Alex Rodriguez, and the trademarks, logos, copyrights and all other authorized material owned or controlled by him in connection with the development, manufacture, distribution, promotion, and sale of the cereal products and related merchandise. The Company has all rights, titles, and interests in and to the products, their formulae and secret ingredients, and their packaging and labeling. Mr. Rodriguez is obligated to appear for a one-hour photo shoot and press conference. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company is required to maintain an eight million dollar product liability insurance which cover all the products produced in connection with this license and name Mr. Rodriguez as an additional insured party. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning or acquiring a majority of the Company's stock or assets. The agreement provides that the parties shall indemnify the other parties for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives. The license may be terminated upon forty-five (45) days written notice if:
(a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach;
(b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; (d) the Company breaches a material term of the agreement two or more times in the license period; or (e) Alex Rodriguez becomes the subject of public disrepute or scandal that materially and adversely affects his image. Mr. Rodriguez is entitled to six percent of gross receipts less slotting fees from the sale of the cereal product, and twenty five percent of net proceeds of related merchandise sales. He received warrants to purchase 10,000 shares of common stock, exercisable at $.25 per share, and is entitled to additional warrants to purchase 10,000 shares if the license is extended. The agreement expires on December 31, 1999, subject to automatic renewal for one calendar year if certain sales goals are met.

      Ken Caminiti, Craig Biggio, and Jeff Bagwell. The Company has an exclusive worldwide license with Ken Caminiti, Craig Biggio, and Jeff Bagwell, dated as of April 29, 1999, to launch a line of limited edition cereal products bearing their names and likenesses, expiring on April 20, 2000, subject to automatic renewal until April 30, 2001 if certain sales goals are met. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of the licensors, and the trademarks, logos, copyrights and all other authorized material owned or controlled by the licensors in connection with the development, manufacture, distribution, promotion, and sale of the cereal and related merchandise, such as hats and T-shirts bearing the name and logo of the cereal (with no use of the name, likeness, image, photograph, signature or characterization of any of the individual licensors), which related merchandise may be sold only by way of direct sales through cereal box redemption programs, mail order, Internet, or print advertising. The

Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company has all rights, titles, and interests in and to the Products, their formulae and secret ingredients, and their packaging and labeling. The licensors are obligated to make two personal appearances by way of a photo shoot or press conference. The
Company is required to maintain an eight million dollar product liability insurance which cover all the products produced in connection with this license and to name the licensors as additional insured parties on its general liability insurance policy. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning or acquiring a substantial portion of the Company's stock or assets. The agreement provides that the parties shall indemnify the other parties for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives. The license may be terminated upon forty-five (45) days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; or (d) any licensor becomes the subject of public disrepute or scandal that affects the licensor's image. As compensation, the licensors are to receive six and one-half percent of all monies received less slotting fees from the sale of the cereal product, and twenty-five percent of net sales of the related merchandise. The licensors received a total of 30,000 warrants, exercisable for five years at $.25 per share, and are entitled to an additional 30,000 warrants if the license term is extended.

      Barry L. Bonds. The Company has a license with Killer Bee, Inc. ("KBI"), dated as of May 7, 1999, to launch a line of limited edition cereal product and related merchandise bearing the name and likeness of Barry L. Bonds for sale worldwide for a term ending December 31, 1999, subject to automatic renewal for one additional year if certain sales goals are met.
The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Barry L. Bonds, and the trademarks, logos, copyrights and all other authorized material owned or controlled by KBI in connection with the development, manufacture, distribution, promotion, and sale of the cereal and related merchandise. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company has all rights, titles, and interests in and to the Products, their formulae and secret ingredients, and their packaging and labeling. Mr. Bonds is obligated to appear at a one-hour photo shoot and press conference. Under the license, the Company is obligated to issue a negotiated number of five year warrants to a charity designated by KBI. The Company is required to maintain an eight million dollar product liability insurance which cover all the products produced in connection with this license and to name KBI and Mr. Barry L. Bonds as additional insured parties. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning or acquiring a supermajority of the Company's stock or assets. The agreement provides that the parties shall indemnify the other parties for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives. The license may be terminated upon forty-five
(45) days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; (d) The Company breaches a material term of the agreement two or more times in the license term, regardless of cure; or (e) Mr. Barry L. Bonds becomes the subject of public disrepute or scandal that materially and adversely affects Mr. Barry L. Bond's image. As compensation, Mr. Bonds is to receive six percent of gross receipts less slotting fees from the sale of the cereal product, and twenty five percent of net proceeds from the sale of related merchandise. The Company also issued to Mr. Bonds and a foundation selected by Mr. Bonds, a total of 30,000 warrants, exercisable for five years at $.25 per share, and he is entitled to an additional 10,000 warrants if the license is extended. The Company is also required to place the following statement on the cereal box and all promotional materials related to the products: "50% of the net proceeds to Mr. Bonds will be donated to Bay Area charities including the Link N' Learn Program conducted in the San Francisco Bay Area by The Bonds Family Foundation.
Link N' Learn will establish on-site learning centers at 8 public schools and 5 community centers in four Bay Area communities. These sites will use intensive personalized tutoring techniques and interactive instructional technology to increase parental involvement and to achieve measurable grade-level academic improvement among children in the K-4th grades in the four Bay Area communities."

      Derek Jeter. The Company has an exclusive license with Turn 2, Inc., dated as of May 31, 1999, to develop, manufacture, distribute, promote, and sell cereal products bearing his name and likeness in the United States. The Company has the right to use Jeter's name and likeness in connection with the advertisement and promotion by Company of the products in television, radio, print and point of purchase. The Company also has the non-exclusive right to use Jeter's name and likeness in connection with certain merchandise that may be featured on the back panel of the endorsed products packaging, subject to the licensor's sole and exclusive discretion and approval. The side panel of the products packaging shall feature a charity or other entity of Jeter's sole choice. All packaging costs shall be the Company's sole responsibility. As compensation, Turn 2 is entitled to eleven and one-half percent of the invoice price of the cereal products shipped, and fifty percent of the gross profits from the sale of related merchandise. The Company granted Turn 2 five year options to purchase 50,000 shares of common stock at $.15 per share.
The remuneration due to licensor is subject to upward adjustment to conform with the highest then current remuneration paid by the Company to other Major League Baseball players, with the exception of certain specified persons, under similar licenses. Should the Company, at any time or times during the license period, desire to register a trademark or trademarks which include Jeter's name and likeness, or which relate in any manner to Jeter, and/or to register the Company as a user thereof, all costs related to any such trademarks shall be borne by the Company, and ownership of any such trademarks shall rest solely in the name of Turn 2 or its designee. Upon registration of any such trademark, Turn 2 shall grant to the Company a license for the use of such registered trademark on or in connection with the advertisement, promotion and sale of the products. The Company is required to maintain a three million dollar product liability insurance which cover all the products produced in connection with this license and to name Turn 2, Turn 2's agent, and Mr. Jeter as additional insured parties. The Company may assign or transfer this agreement only with the prior written consent of Turn

2. Turn 2 has the right to terminate the license term for up to sixty days after it receives notice from the Company that the Company has merged or consolidated with a third party. The agreement provides that in no event shall Jeter or Turn 2 be liable to the Company, or any party claiming through the Company, for any amount in excess of the royalties actually received by Turn 2 under the license. The agreement provides that the parties are not liable to each other for special, consequential, indirect, exemplary or punitive damages, or for a loss of good will or business profits. The Company is obligated to indemnify Turn 2, its agent, and Mr. Jeter from and against all expenses, damages, claims, suits, actions, judgments and costs arising out of the agreement, the Company's breach of the agreement, or the negligence, actions, errors or omissions of the Company or any claim or action for personal injury, death or otherwise involving alleged defects in the Company's products, provided that the Company is given notice of any such action or claim. The agreement may be terminated by the non-defaulting party if: (a) the other party fails to make any payment of any sum of money herein specified to be made and fails to cure within ten days of its receipt of written notice of its default, or (b) fails to observe or perform any of the terms of the agreement other than the payment of money and fails to cure within thirty days of its receipt of written notice of its default. The right to cure applies only to a first-time default, and the agreement may be terminated immediately for subsequent defaults. Although the agreement provides that the licensor has the right to immediately terminate the agreement if the products are not being distributed nationally to a significant number of stores by September 1, 1999, the product was launched in October 1999, at a launch party attended by Derek Jeter at the All Star Cafe in New York City. The Company believes that the delay in launching of the product is not a material breach of the termination provision, and the Company has not received any notice that cancellation of the agreement is sought on that ground; however, there can be no assurance that the licensor may seek to terminate the license on the basis of an alleged breach of that provision. The license terminates on May 31, 2000.

      Jake Plummer. The Company has an exclusive worldwide license with Jake "The Snake" Enterprises, dated as of May 13, 1999, to launch a line of cereal products bearing his name and likeness. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Jake Plummer, and the trademarks, logos, copyrights and all other authorized material owned or controlled by him in connection with the development, manufacture, distribution, promotion, and sale of the cereal products and related merchandise. The Company has all rights, titles, and interests in and to the products, their formulae and secret ingredients, and their packaging and labeling. The licensor is entitled to seven percent of revenues from the sale of the cereal product, and fifty percent of net profits from the sale of related merchandise. The licensor received a five year warrants to purchase 35,000 shares of common stock at the purchase price of $.25 per share. Mr. Plummer is obligated to appear for a press conference to assist in the promotion of the product. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company is required to maintain an eight million dollar product liability insurance which cover all the products produced in connection with this license and name Mr. Plummer as an additional insured party. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning or acquiring a substantial portion of the Company's stock or assets. The agreement provides that the parties shall indemnify the other parties for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives, or including product liability. The license may be terminated upon forty-five (45) days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; or (d) Mr. Plummer becomes the subject of public disrepute or scandal that affects his image.

      Peyton Manning. The Company has an exclusive license with Pey Dirt, Inc., dated as of May 31, 1999, to develop, manufacture, distribute, promote, and sell cereal products bearing his name and likeness in the states of Indianapolis and Tennessee. The Company has the right to use Manning's name and likeness in connection with the advertisement and promotion by Company of the products in television, radio, print and point of purchase. The Company also has the non-exclusive right to use Manning's name and likeness in connection with certain merchandise that may be featured on the back panel of the endorsed products packaging, subject to the licensor's sole and exclusive discretion and approval. The side panel of the products packaging shall feature a charity or other entity of Manning's sole choice. All packaging costs shall be Company's sole responsibility. As compensation, Pey Dirt is entitled to eight and one-half percent of the invoice price of the cereal products shipped, and fifty percent of the gross profits from the sale of related merchandise. The Company granted Pey Dirt five year options to purchase 50,000 shares of common stock at $.15 per share. The remuneration due to licensor is subject to upward adjustment to conform with the highest then current remuneration paid by Company to other National Football League quarterbacks, under similar regional licenses. All costs related to any such trademarks shall be borne by the Company, and ownership of any such trademarks shall rest solely in the name of Pey Dirt or its designee. Should the Company, at any time or times during the license period, desire to register a trademark or trademarks which include Manning's name and likeness, or which relate in any manner to Manning, and/or to register the Company as a user thereof, all costs related to any such trademarks shall be borne by the Company, and ownership of any such trademarks shall rest solely in the name of Pey Dirt or its designee. Upon registration of any such trademark, Pey Dirt shall grant to the Company a license for the use of such registered trademark on or in connection with the advertisement, promotion and sale of the products. The Company is required to maintain a three million dollar product liability insurance which cover all the products produced in connection with this license and to name Pey Dirt, its agent, and Mr. Manning as additional insured parties. The Company may assign or transfer this agreement only with the prior written consent of Pey Dirt. Pey Dirt has the right to terminate the license term for up to sixty days after it receives notice from the Company that the Company has merged or consolidated with a third party. The agreement provides that in no event shall Mr. Manning or Pey Dirt be liable to the Company, or any party claiming through the Company, for any amount in excess of the royalties actually received by Pey Dirt under the license. The agreement provides that the parties are not liable to each other for special, consequential, indirect, exemplary or punitive damages, or for a loss of good will or business profits. The Company is obligated to indemnify Pey Dirt, its agent and Mr. Manning from and against all expenses, damages, claims, suits, actions, judgments and costs arising out of the agreement, the Company's breach of the agreement, or the negligence, actions, errors or omissions of the Company or any claim or action for personal injury, death or otherwise involving alleged defects in the Company's products, provided that the Company is given notice of any such action or claim. The agreement may be terminated by the non-defaulting party if: (a) the other party fails to make any payment of any sum of money herein specified to be made and fails to cure within ten days of its receipt of written notice of its default, or (b) fails to observe or perform any of the terms of the agreement other than the payment of money and fails to cure within thirty days of its receipt of written notice of its default. The right to cure applies only to a first-time default, and the agreement may be terminated immediately for subsequent defaults. Although the agreement provides that the licensor has the right to immediately terminate the agreement if the products are not being distributed in the contract territory to a significant number of stores by October 1, 1999, the product was launched on October 10, 1999, which delay in launching the Company believes is not a material breach of the termination provision and the Company has not received any notice that cancellation of the agreement is sought on that ground; however, there can be no assurance that the licensor may seek to terminate the license on the basis of an alleged breach of that provision. The license terminates on May 31, 2000.

      Alonzo Mourning. The Company has an exclusive worldwide license with Alonzo Mourning, dated as of May 10, 1999, to develop, manufacture, distribute, promote and sell a cereal product bearing his name and likeness. Under the agreement, the Company has the right to use the name, approved photograph, likeness, and biographical data of Mr. Mourning. Mr. Mourning retains all rights in and to the licensed subject matter, and shall may use the licensed subject matter in connection with the advertisement, promotion, and/or endorsement of any product or service except for ready-to-eat cereal. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping distribution, sales and promotion of the cereal product. The Company has all rights, titles and interest in and to the cereal product, the formulae and ingredients, and the packaging and labeling. Mr. Mourning is obligated to attend one two-hour promotional press conference. The Company also has the right to produce, manufacture, distribute, and sell certain t-shirts and hats bearing the logo "Zo's O's", provided that such apparel products are manufactured by NIKE, Inc. The Company is responsible for any and all costs associated with the manufacture, promotion, sale, advertisement, and/or distribution of the apparel products. The Company is required to maintain an eight million product liability insurance which cover all the products produced in connection with this license and name Mr. Mourning as an additional insured party. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning or acquiring a majority of the Company's stock or assets. The agreement provides that the parties shall indemnify the other parties, and that the Company shall indemnify Falk Associates Management Enterprises, for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives. The indemnification provision survives the termination or expiration of the agreement. The license may be terminated upon thirty days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within fifteen (15) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; (d) the Company fails to make any timely payments under the agreement; or (e) Mr. Mourning is convicted of a felony involving moral turpitude. The license agreement terminates on June 30, 2000. As compensation, Mr. Mourning is entitled to five percent of all revenues from the sale of the cereal product, and twenty five percent of net profits from the sale of related merchandise, The Company issued to Mr. Mourning warrants to purchase 50,000 shares of common stock, exercisable for five years at $.15 per share.

      Tim Duncan. The Company has a non-exclusive worldwide license with Tim Duncan, dated as of August 27, 1999, granting the Company the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of Tim Duncan in connection with the development, manufacture, distribution, promotion, and sale of a limited edition cereal product and related merchandise. The Company is required to distribute, promote, and sell the products, at a minimum, in the greater San Antonio, Texas area, North Carolina, and the U.S. Virgin Islands, and to provide for the sale and distribution of products on Tim Duncan's web site, www.slamduncan.com. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company has all rights, titles, and interests in and to the cereal product, their formulae and secret ingredients. Under the agreement, Mr. Duncan is to appear for a one-hour press conference and launch party during which he is obligated to autograph 50 personalized jerseys and 150 boxes of the cereal product for the Company's use as promotional materials. The Company is required to maintain general liability insurance coverage of at least two million dollars that survives the term of the license and name Mr. Duncan as an additional insured party. The agreement provides that the Company shall protect, indemnify and hold Mr. Duncan, his agents and representatives, harmless from and against any and all expenses, damages, claims, suits, actions, judgments and costs arising out of any action or proceeding by any third party based upon: any act, omission, or material or alleged breach by the Company of the terms of the license; the Company's use of the material produced under the agreement; the manufacture, marketing, sale or use of the products; the Company's unauthorized use of any individual intellectual property right, trademark, service mark, or copyright in connection with the licensed subject matter; any materials supplied by the Company in connection with the services provided by Mr. Duncan under the agreement; or the enforcement of the Company's indemnification obligation. The remuneration due to Mr. Duncan is seven percent of all gross revenues from the sale of the cereal product, and fifty percent of all gross profit from the sale of related merchandise, and is subject to upward adjustment to provide the remuneration that the Company pays any other celebrity licensor for the Company's products having comparable quantities of products manufactured or sold the Company. Interest on any late payments to Mr. Duncan will be the lesser four percent per month or the maximum rate permissible by law. Mr. Duncan also received a five year warrant to purchase 50,000 shares of the Company's common stock, exercisable at $.20 per share. Either party may terminate the agreement upon forty-five days written notice if the other party breaches a material term and fails to remedy the breach within thirty days. Mr. Duncan may also terminate the agreement upon forty-five days written notice if: the Company becomes insolvent, files a petition in bankruptcy or has a petition in bankruptcy filed against it which is not dismissed within fifteen days; the Company discontinues production and distribution of the products; the Company uses products and materials not approved by Mr. Duncan; or the Company uses the licensed subject matter in connection with any product or service for which the Company does not have license rights under the agreement. The Company may also terminate the agreement if Mr. Duncan is convicted, after all appeals, of a felony crime involving moral turpitude or a crime involving use or possession of controlled substances. The license terminates on the end of the 1999-2000 National Basketball Association season. If certain sales goals are met, the license fees on the cereal products increases by four percent of gross revenues, and the license is automatically extended through the 2000-2001 NBA basketball season, in which event, Mr. Duncan is to receive an additional warrant to purchase 30,000 shares of the Company's common stock, exercisable at one-half the market value of the common stock at that time.

      New York Mets. The Company has a promotional agreement, dated September 10, 1999, with Sterling Doubleday Enterprises, L.P. ("SDE"), owner and operator of the New York Mets National League Baseball team, for promotional rights during the 1999 and 2000 baseball seasons in connection with the sale and marketing of a cereal product identified by the name and logos of the New York Mets. Under the agreement, SDE is obligated to inform MLBP of SDE's approval of the Company's use of the Mets name and logos on the products. Under the agreement, the Company must maintain in effect throughout the term of the agreement a license agreement with the Major League Baseball Player's Association permitting it to feature the images of eight or more Major League Baseball players on the cereal product, and if the Company decides to feature individual players or groups of less than eight players on the cereal product, the parties will obtain the consent of each such player featured. In the event that the parties decide to feature individual Mets players or groups of less that eight players on the cereal, SDE will cooperate in good faith with the Company's efforts to obtain the consent of the players for the use of their names and likenesses on the cereal product. The selection of the participating players shall be as mutually agreed upon by the parties, with each party's approval not to be unreasonably withheld. (The parties have agreed that at least one version of the product will feature Mike Piazza alone, and that such version will be produced and distributed during at least 12 months within the period from the date of the agreement through December 31, 2000.) Any compensation required to be paid to such individual players shall be the responsibility of SDE, provided that it shall not be unreasonable for SDE to withhold its approval of any participating player based on the fee required by such player. Under the agreement, SDE will promote the sale of the cereal product in: one 15-second advertisement displayed on the Diamond Vision scoreboard at Shea Stadium, which advertisement will be displayed during each Mets home game from August 6, 1999 through the end of the regular season, and in the 2000 baseball season, the advertisement will be displayed during each regular season home game at Shea Stadium; two appearances by Mr. Met in 1999 and six appearances in 2000 at mutually agreed upon retail stores that sell the cereal product; SDE will allow the Company to distribute product samples at Shea Stadium turnstiles during three mutually agreed upon regular season home games in 1999 and five mutually agreed upon regular season home games in 2000; the Company may place advertisements of the cereal product on the backs of 100,000 Mets pocket schedules in 2000; the cereal product will be advertised in the 2000 New York Mets Yearbook. Under the agreement, the Company will receive: the use of a 15-person Diamond View Suite at the Stadium on one mutually agreed upon game date in 1999, and on three mutually agreed upon games dates in 2000; four tickets to each of ten mutually agreed upon Mets regular season home games in 1999 (for a total of 40 regular season tickets) and the right to purchase four tickets to each of the first three Mets 1999 playoff games at the Stadium; four tickets to each of 30 mutually agreed upon regular season Mets home games in 2000 (for a total of 120 tickets); the right to conduct and promote one contest in each of 1999 and 2000 and to award to retail purchasers of the cereal product one grand prize, three second prizes, and five third prizes for each contest. The grand prize for the 1999 season is a weekend (two nights) trip for two to Mets spring training in Port St. Lucie, Florida for which the Company will provide, at its own expense, round-trip airfare, and SDE will provide hotel accommodations, a car rental in Port St. Lucie, and two tickets to one spring training game. The second place prize for 1999 is a Mets jersey autographed by one player that appears on the 1999 cereal product. The third place prize for 1999 is four tickets to one Mets regular season home game and the opportunity to attend that game's batting practice on the field. The grand prize for 2000 is an opportunity to appear in a non-official Mets team photograph. The second place prize for 2000 is a "honorary bat boy or bat girl" for one day (an opportunity to dress in a Mets uniform and to attend batting practice on the field). The third place prize for 2000 is a National league baseball signed by a player that appears on the 2000 cereal product. As compensation, the Company is to pay to the licensor twelve and one-half percent of net sales of all products covered by the agreement. The agreement shall be automatically renewed on an annual basis unless SDE elects to terminate the agreement by providing written notice of such termination on or before December 31, 2000, or on or before any anniversary thereof, provided that SDE shall provide the same or comparable promotional support and cooperation during each year during which the agreement remains in effect.

      John Elway. The Company has an exclusive worldwide license with JAE Endorsements Inc., dated as of September 21, 1999, to develop, manufacture, distribute, promote, and sell a limited edition cereal product bearing the name and likeness of John Elway. The Company has the right to use the name, photograph, characterization, likeness, voice, image, and biographical data of John Elway, and the trademarks, logos, copyrights and all other authorized material owned or controlled by JAE Endorsements Inc. in connection with the development, manufacture, distribution, promotion, and sale of the cereal product. The Company will also produce and sell merchandise, t-shirts, sweatshirts, and hats, related to the cereal product. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the products. The Company is responsible for handling all fulfillment (including all check, money order and credit card transactions) and tracking responsibilities from the sale of related merchandise from the back panel or elsewhere on the packaging or promotional materials of the cereal product. The Company has all rights, titles, and interests in and to the Products, their formulae and secret ingredients, and their packaging and labeling. The licensor is to receive ten percent of all revenues from the sale of the cereal product, and fifty percent of net proceeds from the sale of related merchandise. Under the license, the Company issued a total of 225,000 warrants, exercisable into shares of the Company's common stock at $.25 per share. Under the license, John Elway is to personally autograph 25 flat cereal boxes for Licensee to use as promotional giveaways. The Company is required to name John Elway as an additional insured party in its eight million product liability insurance to cover all of the products produced in connection with this license bearing his name and likeness, and will maintain a twenty million umbrella policy naming John Elway as an additional insured party. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning or acquiring a substantial portion of the Company's stock or assets. The agreement provides that the parties shall indemnify the other parties for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives. The Company is also obligated to indemnify JAE Endorsements, Inc. and John Elway, except for their negligent acts or intentional misconduct, from third party claims, actions, suits, demands, loses, damages and costs and expenses in connection their good faith performance of their obligations under the license, provided that Company shall be given prompt notice thereof. The license may be sooner terminated upon forty-five (45) days written notice if: (a) the Company breaches a material term of the agreement; (b) JAE Enterprises Inc. breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (c) a party becomes insolvent or files a petition in bankruptcy; (d) the Company discontinues production and distribution of the products; or (e) Mr. Elway becomes the subject of public dispute or scandal that materially and adversely affects his image.
The license terminates on December 31, 2000, unless certain sales goals are met, in which case the license is automatically extended to December 31, 2001, and the Company is obligated to issue an additional warrants to purchase 55,000 shares of the Company' common stock.

Celebrity Actor License
-----------------------

      Olympia Dukakis.   The Company entered into an exclusive worldwide
license agreement with Olympia Dukakis as of March 1, 1997 to manufacture, distribute, promote and sell Greek specialty food products bearing her name and likeness. Under the agreement, the Company has the right to use the name, photograph, depiction, characterization, likeness, voice, image and biographical data of Ms. Dukakis and the trademarks, logos, copyrights and all other authorized material owned or controlled by Ms. Dukakis. The Company is responsible for all costs and expenses in connection with the development, promotion, manufacturing, packaging, shipping, distribution, sales and promotion of the product. Ms. Dukakis is obligated to make personal appearance and services for television commercials, point of purchase, promotional, and display materials, print media, outdoor and transit advertisements, and at sales meetings, press conferences, dinners, receptions, and similar events at the reasonable request of the Company to assist in the promotion of the products. The Company reserves all rights in the products, their formulae and secret ingredients, or their packaging and labeling. Under the agreement, Ms. Dukakis is entitled to five percent (5%) of all monies received by the Company as revenue derived from sale of the products. As additional compensation, the Company has granted Ms. Dukakis warrants to purchase 100,000 shares of the Company's common stock, exercisable for five years at $1.00 per share. The agreement can only be assigned with the prior written consent of the other party, except that the Company may assign the assignment to a wholly-owned subsidiary or to an entity owning at least 42.5% of the Company's equity, in which event Ms. Dukakis has the right to renegotiate the terms of the license. The agreement provides that the parties shall indemnify the other parties for actions, claims, suits, losses, judgments, penalties, liabilities, damages, costs, and expenses arising out of a party's breach of the terms of the agreement, or through the gross negligence or intentional acts of its officers, directors, employees, or representatives. The license may be terminated upon forty-five (45) days written notice if: (a) a party breaches a material term of the agreement and fails to remedy said breach within thirty (30) days of its receipt of written notice of the breach; (b) a party becomes insolvent or files a petition in bankruptcy; (c) the Company discontinues production and distribution of the products; (d) Ms. Dukakis becomes the subject of public disrepute or scandal that affects her image; or
(e) Ms. Dukakis dies or suffers any disability impairing her ability to perform as an entertainer.

      (8)   Need for any government approval of principal products or services.
            ------------------------------------------------------------------

      The Company does not need government approval for its products and services, although third party manufacturing facilities are subject to regulations promulgated by the FDA. The FDA and state regulatory agencies inspect the facilities of manufacturers on a routine basis for regulatory compliance. There can be no assurance that the third-party manufacturer can satisfy these requirements.

      (9)   Effect of existing or probably governmental regulations on the business.
            --------------------------------------------------------------

      The Company engages a third-party manufacturer to produce its products according to the specifications and product formulas provided by the Company to such manufacturer. Manufacturing facilities are subject to regulations promulgated by the FDA. The FDA and state regulatory agencies inspect the facilities of manufacturers on a routine basis for regulatory compliance. There can be no assurance that the third-party manufacturer can satisfy these requirements.

      There are currently few domestic or foreign laws or regulations that apply directly to access or commerce on the Internet, but such laws and regulations are becoming more prevalent. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, export or import matters, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet have been or in the future may be adopted. Such laws and regulations may cover issues such as: user privacy; pricing; taxation; content; copyrights; distribution; and characteristics and quality of products and services. In addition, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. The Company could be materially adversely affected by proposed regulation on voice transmission over the Internet, encryption technology and access charges for Internet service providers, as well as the continuing deregulation of the telecommunications industry. In addition, because the Company's services may be accessible worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. These legal uncertainties may impose additional burdens on
the Company's business and increase the cost of potential litigation.   The
enactment of any additional laws or regulations may impede the growth of the Internet, decrease the demand for the Company's products and services, increase the Company's costs of doing business, decrease the Company's potential revenues, or in some manner adversely affect the Company's business, financial condition and results of operations.

      The Company may become subject to legal claims relating to the content in the web site that the Company hosts. The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against online services companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated electronically and subsequently distributed to others. Providers of Internet products and services have been sued in the past (sometimes successfully) based on the content of material. If the Company has to take costly measures to reduce the Company's exposure to these risks, or if such measures are required to defend the Company against such claims, the Company's business, financial condition and results of operations may be materially and adversely affected. The Company intends to obtain general liability insurance, however, it may not be adequate to fully compensate the Company and any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations.

      (10)  Research and Development Activities.
            -----------------------------------

      The Company does not engage in material research and development activities, although the Company conducts basic development and test marketing in the formulation of its food products

      (11)  Costs and effects of compliance with environmental laws.
            -------------------------------------------------------

      Not applicable.

      (12)  Employees
            ---------

      The Company currently has three full-time employees, including two management level employee. From time to time, the Company also utilizes the services of various consultants for specific marketing related purposes. The Company also utilizes a network of food brokers who work on a commission basis. The Company expects to hire additional employees as the Company finds it is necessary. The Company may find it necessary to periodically hire part-time clerical and administrative help on an as-needed basis.

(c)   Reports to Security Holders.
      ---------------------------

      Prior to filing the Form 10-SB, the Company has not been required to deliver annual reports to its security holders. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent that the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company does not intend to undertake the expenses of producing and delivering such reports. If the Company is required to deliver annual reports, such reports will contain audited financial statements as are required.

      Prior to the filing of the Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.
The Company has filed a Form 10Q-SB for the quarter ended September 30, 1999, and an amendment to that Form 10-SB/A on or about December 10, 1999, and the Company's officers, directors, and shareholders known to management owning more than ten percent of the Company's common stock have submitted Forms 3s in November 1999.

      The public may read and copy any materials that the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

(d)   Year 2000 Disclosure
      --------------------

      The Company believes that Year 2000 issues would not materially impact its business operations as presently conducted. The Company has conducted a review of the Company's programs and has reason to believe that there are no significant Year 2000 issues within the Company's internal systems or services. The Company's internal use of computer systems for its internal operations are limited to word processing and bookkeeping software that were sold as being Year 2000 compliant. The Company does not anticipate any significant expense in ensuring that its internal systems are Year 2000 compliant. The Company believes a reasonable worst case Year 2000 scenario for the Company's internal operations would by that the Company may need to purchase new software programs for word processing and accounting, which costs are not expected to exceed $500.

      The Company utilizes and relies upon the services of third parties to conduct its operations. The Company has made written inquires of all key third parties that the Company utilizes, including third party manufacturers and distributors of the Company's products, as to their Year 2000 compliance status. The Company requested that such third parties provide to the Company a written response no later than November 30, 1999. The vast majority of such third parties have not responded to the Company's request. Although the Company has completed an investigation of its internal Year 2000 compliance status, because of the failure of third parties to cooperate with the Company's Year 2000 investigation, the Company does not consider its Year
2000 investigation to be complete and no timetable can be give as to when such investigation can be completed. The Company had developed a contingency plan with respect to Year 2000 compliance which consisted of searching for different third party manufacturers and distributors for the Company's products. Upon further inquiry, the Company deemed it impracticable to switch to new third party manufacturers and distributors when the Company was unable to receive confirmation that such new third parties are or would be Year 2000 compliant. Although the failure of third parties' software applications or internal systems, none of which the Company controls, to be Year 2000 compliant upon January 1, 2000 could have a material adverse effect on the Company's business, financial condition and results of operations, the Company does not believe that Year 2000 issues will have materially adverse effects on the Company's business operations because significantly all of the Company's products are manufactured and distributed in large volumes at selected times, instead of on an on-going basis where continuous and timely manufacture and shipment is of importance. Although the Company is uncertain of the effects that Year 2000 issues may have on the Company's operations, the Company envisions that a reasonable worst case scenario for third party operations would be the inability to print and send purchase orders by electronic means, in which event, purchase orders can be transmitted by telephone. The Company also envisions that there could be glitches in the Company's web site, which is operated by a third party, and that the insignificant number of sales orders that currently take place through the Company's web site will not be transacted properly. The Company continues to make inquires into the Year 2000 compliance of the third parties that the Company utilizes and of potential third parties that the Company may seek to utilize.

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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
-----------------------------------------------------------------------------

      The Company is voluntarily filing its registration statement on Form 10-SB, as amended, in order to make information concerning itself more readily available to the public.

"FORWARD-LOOKING" INFORMATION
-----------------------------

      This report on Form 10-SB/A contains certain "forward-looking statements", which represent the Company's expectations and beliefs, including, but not limited to statements concerning the Company's expected growth. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward-looking statements, which speak only as of the date such statement was made. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including the Company's ability to sign new celebrities, obtain additional capital, and customer acceptance of the Company's products.

THE FOLLOWING DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND THE COMPANY'S RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

MANAGEMENT'S DISCSSION AND ANALYSIS OR PLAN OF OPERATIONS

Results of Operations

      The Company did not engage in any substantive business activity from approximately April 6, 1996 to May 28, 1998. On May 28, 1998, the Company acquired Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY") in a transaction viewed as a reverse acquisition. FFNY was a promoter and marketer of celebrity endorsed food products, which commenced business activities in 1995 and began sales operations in March
25, 1997. Pursuant to the reorganization, certain FFNY shareholders became the controlling shareholders of the Company, all of the officers and directors of the Company resigned and elected the nominees of the FFNY shareholders in their places, and FFNY became a majority-owned subsidiary of the Company. The following discussion describes the historical operations of FFNY, giving effect to its reorganization with the Company in May 1998.

      The Company experienced losses in 1997 and 1998, its first two years of operations, primarily due to start-up costs, slowly developed marketing and distribution operations and the lack of sufficient licenses from celebrities for the use of their names and reputations in promoting food products.
Further, the Company was hampered by an insufficient amount of credit and financing. The Company's sales were lower in 1998 than in 1997. The Company moved its emphasis to celebrity athletes in 1999, and the Company has been able to obtain a number of valuable licenses pursuant to which it has produced dramatic growth in its revenues, and it has improved its ability to obtain credit and financing.

      The following table sets forth, for the period indicated, the relationship between total sales and certain expenses and earnings items:

                                      Year Ended December 31     Nine Months Ended September 30
                                        1998           1997           1999          1998
                                    -----------    -----------    -----------    -----------
Net Sales                           $   276,006    $   358,791    $ 2,178,859    $   255,774
Cost of products sold               $   193,143    $   194,701    $ 1,237,475    $   172,678
Gross Profit                        $    82,863    $   164,090    $   941,384    $    83,096
Other income                        $    35,347    $        --    $        --    $    29,176
Operating Expenses                  $   748,184    $   374,822    $ 1,049,470    $   623,908
Income (Loss) before provision      $  (629,974)   $  (210,732)   $  (108,086)   $  (511,636)
   for income taxes
Provision for income taxes          $       669    $       950    $     1,334    $       669
Net Income (Loss)                   $  (630,643)   $  (211,682)   $  (109,420)   $  (512,305)



      The Company's initial year of operations, ended December 31, 1997, resulted in limited sales of its initial line of celebrity endorsed food products, yielding a loss that year of $211,682 on revenues of $358,791, for the reasons discussed above as to the start-up costs, lack of sufficient capital, and limited line of products.

      The Company's operating revenues for the year ended December 31, 1998 were $276,006, a decrease of 23.1% as compared to 1997. This decrease primarily resulted from the lack of sufficient capital to market the Company's products. Operating expenses increased by 52.6% over the same period, primarily due to increased administrative and selling expenses.

      Operating revenue for the first nine months of 1999 were $2,178,859, an increase of 752% as compared to the first nine months revenue of $255,774 in 1998. Gross profit on sales for the nine months ended September 30, 1999 were $941,384, an increase of 1,033% as compared to the nine months ended September 30, 1998 of $83,096. This increase in operating revenue resulted from an increase in the number of celebrity athletes who granted licenses to the Company in that period and expansion of the Company's sales in various geographical regions of the United States. The increase in gross margins is attributable to the Company's new cereal product line.

      Operating expenses, including selling, general and administrative expenses, increased by 68% in the nine months ended September 30, 1999 as compared with that of the same Period in 1998. The increase in 1999 is due mainly to an expansion of the Company's operations, creation of new product lines, and licensing fees, including the related costs of stock warrants issued, in connection with new celebrity licenses obtained by the Company. Operating expenses are expected to increase as more products are sold; however, operating expenses are expected to decrease as a percentage of total sales as the Company's sales volume grows.

      The Company operated at a loss of $109,420 for the nine months ended September 30, 1999, or $.011 per share basic and $.010 per share diluted, as compared to a net loss of $512,305, or $.080 per share basic and diluted, for the corresponding nine month period in 1998. The revenues for the first nine months of 1999 do not include sales of four new products endorsed by celebrity athletes, whose products became available for sale beginning October 1999.

      The Company anticipates continued significant increases in revenues, gross margins and profitability for the reminder of 1999. This trend of increased revenues, gross margins and profitability is expected to continue now that the Company has already launched nine new products for nine new celebrity athletes this year, and expects to launch four to six more new products for four to six more new celebrity athletes through the balance of this year.

      The Company's gross margins on product sales of its celebrity endorsed products are substantially in excess of the portion of the licensing costs which are computed and payable at specified percentages of product sales. However, the ultimate profitability to the Company from each particular individual celebrity license is dependent on total sales volumes of the related license products inasmuch as the Company is required to bear fixed charges to income for the cost of stock warrants issued (which do not required cash outlays by the Company). During the nine months ended September 30, 1999, charges to income for stock warrants was $222,131.

      While the addition of new product lines may also create liquidity issues and demands on the Company's limited resources, it is anticipated that the increased revenues generated this year by the new products will have a favorable impact on income and liquidity.

      The Company's food sales business is not seasonal in nature, although the Company may experience fluctuations in sales of athlete endorsed products in connection with the respective athlete's professional season. Inflation is not deemed to be a factor in the Company's operations.

Financial Condition or Liquidity and Capital Resources.

      To date, the Company has funded its operations through a line of credit, bank borrowings, and borrowings from, and issuances of warrants and sales of securities to, stockholders as described in Notes 1, 3, 4, 7 and 10 of the Notes to the 1998 Financial Statements, and from operating revenues. The Company's inability to obtain sufficient credit and capital financing has limited operations and growth from inception.

      The Company believes that its future growth is dependent on the degree of success of current operations in generating revenues, and borrowings under its current credit facility, and the ability to obtain additional credit facilities, although there can be no assurance that the Company will be able to obtain any additional financing the Company may require. In October 1999, the Company entered into agreements pursuant to which certain investors agreed to purchase an aggregate of $550,000 principal amount of 5% convertible debentures due October 19, 2002 and 139,152 warrants to purchase shares of the Company's common stock. At the initial closing date, the Company received an aggregate of $450,000, and is to receive the remaining $100,000 subject to the effective date of a registration statement. The warrants are exercisable between October 30, 1999 and October 30, 2004 at a purchase price of $.494 per share (125% of the market price on the closing date). At the Company's option, the convertible debentures may be exchanged into convertible preferred stock. The Company believes that such sources of funds will be sufficient to fund its operations for the next twelve months.

      The costs incurred or to be incurred in connection with this Form 10-SB filing, including the amendments thereto, are estimated to be $65,000, consisting of approximately $40,000 in attorney's fees and $25,000 in accounting fees. Such costs are reflected in income as incurred. Such costs have been and are expected to be paid out of the Company's current operations. In October 1999, the Company entered two convertible debenture and warrants purchase agreements, and may use portions of the proceeds from those agreements to pay the costs of the Form 10-SB, as amended, filing.

      The auditors' report to the financial statements of the Company for the year ended December 31, 1998 cite factors that raise substantial doubt about the Company's ability to continue as a going concern. The factors are that the Company has incurred substantial operating losses since inception of operations and as at December 31, 1998 reflects deficiencies in working capital and stockholders' equity. The auditors' report states that although management believes that it can achieve profitable operations in the future and that it can raise adequate capital and financing as may be required, there can be no assurance that future capital contributions and/or financing will be sufficient for the Company to continue as a going concern or that it can achieve profitable operations in the future. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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ITEM. 3.  DESCRIPTION OF PROPERTY
-----------------------------------------------------------------------------

     The Company maintains its executive offices in approximately 1,341 square feet at New York, New York, pursuant to a lease expiring on April 30, 2005, at a current annual rent of $38,889 through August 2001, which annual rent will be $42,912 for the term September 2001 through June 2003 and $42,935 for the term July 2003 through May 2005.


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ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
-----------------------------------------------------------------------------

(a)   Security Ownership of Certain Beneficial Owners
      -----------------------------------------------

      The following table sets forth, as of December 9, 1999, the number of shares of the Company's common stock held by each person who is known to management to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock. All persons named in the table have the sole voting and dispositive power, unless otherwise indicated, with respect to common stock beneficially owned.


Name and Address(1)       Amount and Nature        Percent of
of Beneficial Owner       of Beneficial Owner      Class(2)
-------------------       -------------------      ----------
Jason Bauer(3)(4)          4,819,494(5)               46.1%
Peter Zorich(4)            4,819,494(5)               46.1%

(1) Unless otherwise indicated, the address of each of these persons is Famous Fixins, Inc., 250 West 57th Street, Suite 2501, New York, New York 10701.
(2) Based upon 10,462,624 shares of common stock outstanding on December 9, 1999.
(3) Excludes options to purchase 1,500,000 shares of common stock granted under an employment agreement in April 1999, which options vest upon the achievement of certain corporate milestones. No options have vested.
(4) Disclaims beneficial ownership of warrants to purchase 100,000 shares of common stock held by Mr. Zorich's mother, Olympia Dukakis.
(5) Includes beneficial ownership of 2,409,747 shares of common stock due to a voting agreement between Jason Bauer and Peter Zorich. Each of Messrs. Bauer and Zorich own 2,409,747 shares of common stock and are deemed the beneficial owner of 2,409,747 shares of common stock held by each other. The agreement provides that each of Messrs. Bauer and Zorich shall vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.

(b)   Security Ownership of Management
      --------------------------------

      The following table sets forth, as of December 9, 1999, the number of shares of the Company's common stock beneficially held by each director, named executive officer, and by all officers and directors as a group. All persons named in the table have the sole voting and dispositive power, unless otherwise indicated, with respect to Common Stock beneficially owned.


Name and Address(1)       Amount and Nature        Percent of
of Beneficial Owner       of Beneficial Owner      Class(2)
-------------------       -------------------      ----------
Jason Bauer(3)             4,819,494(7)               46.1%
Peter Zorich(4)            4,819,494(7)               46.1%
Michael Simon(5)             327,750                   3.1%
Olympia Dukakis(6)           100,000                   0.9%
All officers and           5,247,244(8)               49.1%
  directors as a group

(1) Unless otherwise indicated, the address of each of these persons is Famous Fixins, Inc., 250 West 57th Street, Suite 2501, New York, New York 10701.
(2) Based upon 10,462,624 shares of common stock outstanding on December 9, 1999, and with respect to each holder of options exercisable within 60 days, the shares represented by such options.
(3) Excludes options to purchase 1,500,000 shares of common stock granted under an employment agreement in April 1999, which options vest upon the achievement of certain corporate milestones. No options have vested.
(4) Disclaims beneficial ownership of warrants to purchase 100,000 shares of common stock held by Mr. Zorich's mother, Olympia Dukakis.
(5) Became a director and officer on July 8, 1999. Includes 60,000 warrants to purchase the Company's common stock that are presently exercisable, and excludes 240,000 warrants subject to future vesting.
(6)   Resigned as a director on July 6, 1999.
(7) Includes beneficial ownership of 2,409,747 shares of common stock due to a voting agreement between Jason Bauer and Peter Zorich. Each of Messrs. Bauer and Zorich own 2,409,747 shares of common stock and are deemed the beneficial owner of 2,409,747 shares of common stock held by each other. The agreement provides that each of Messrs. Bauer and Zorich shall vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.
(8) Includes 2,409,747 shares of common stock held by each of Messrs. Bauer and Zorich, and does not include beneficial ownership of an additional 2,409,747 shares of common stock held by each of Messrs. Bauer and Zorich due to a voting agreement between Messrs. Bauer and Zorich.

(c)   Changes in Control.

      There is no arrangement which may result in a change in control.

      Jason Bauer and Peter Zorich have an agreement to vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. They also agreed not to offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any beneficial interest in their voting shares except subject to the terms of the voting agreement, unless prior written consent is obtained from the other party that such shares shall not be subject to the voting agreement or unless the shares are sold to an independent third party in an arms'-length transaction for fair market value. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties. Jason Bauer is the Company's President, Treasurer and Chairman of the Board of Directors. Peter Zorich is the Company's Vice President, Secretary and a director. Messrs. Bauer and Zorich are the Company's two largest shareholders.



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ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
-----------------------------------------------------------------------------

(a)   Directors and Executive Officers
      --------------------------------

      The following persons are the present directors and executive officers of the Company.


Name                    Age      Position
----                    ---      --------
Jason Bauer             29       Chairman of the Board, President and
                                 Treasurer
Peter Zorich            30       Director, Executive Vice President and
                                 Secretary
Michael Simon           30       Executive Vice President and Director
Lisa Bauer              29       Director


      Directors are elected annually to serve for one year or until their successors are elected and qualified, subject to removal by the shareholders of the Company. The term of office for each officer is for one year, unless otherwise established by the Board of Directors, and until a successor is elected at the annual meeting of the Board of Directors and is qualified, subject to removal by the Board of Directors.

      None of the directors are directors of other reporting companies.

Management Profiles
-------------------

      Jason Bauer, President, Treasurer and Chairman of the Board. Jason Bauer has served as the Company's President, Treasurer and Chairman of the Board since May 1998. In November 1995, he founded Famous Fixins, Inc., a New York corporation ("FFNY"), which the Company acquired in May 1998. From November 1995 to May 1998, he served as President and Chairman of the Board of FFNY. He worked in the food and beverage industries throughout his entire career. Before founding FFNY, from October 1994 through December 1996, Mr. Bauer was Regional Sales Manager for Krinos Foods, and from December 1996 through March 1997, he was National Sales Manager for Paradise Products, a manufacturer and distributor of foods products in the United States. His expertise includes new product introduction as well as implementation of sales and marketing programs. From 1991 through 1994, Mr. Bauer was Sales Manager for Tri-County Distributors, a beverage wholesaler, where he was responsible for sales of over 100 beverage products. Mr. Bauer received a Bachelor of Science degree in marketing and finance from Boston University in 1991. He is the husband of Lisa Bauer.

      Peter Zorich, Executive Vice President, Secretary and Director. Peter Zorich has served as the Company's Executive Vice President, Secretary and Director since May 1998. He was one of the founders of FFNY, which the Company acquired in May 1998, having served as Vice President and a Director of FFNY from 1995 to May 1998. Mr. Zorich has extensive experience in the television industry as a producer and as a programmer for national news and entertainment. From 1996 to the present, he has worked for the Fox New Channel in New York, New York as a producer of the prime time news and the television talk show "Hannity & Colmes". From 1994 to 1996, he was an associate producer at the business cable network CNBC, where he produced segments on business, politics and entertainment. From 1993 to 1994, he was an associate producer for the Fox Network morning television show "Good Day New York", where he booked guests for local news segments. Mr. Zorich is the son of Olympia Dukakis. Mr. Zorich received a Bachelor of Arts degree in political science from Montclair State University in 1990.

      Lisa Bauer, Director. Lisa Bauer has served as a Director of the Company since May 1998. From 1997 to May 1998, she served as a director of FFNY. From July 1998 to the present, she has worked at J.P. Morgan & Co. as a financial planner in its asset management services area. From November 1997 to June 1998, she worked as an investment manager at Circle Advisors, a financial planning and investment advisory firm. From April through November 1997, she worked as an estate planner for Smith Barney, and from February 1996 through March 1997, she worked as a sales assistant for Lehman Brothers. From June 1993 through January 1996, she worked as a sales assistant at J.P. Morgan. She is the wife of Jason Bauer, the Company's President and Chairman of the Board.

      Michael Simon, Executive Vice President and Director. Michael Simon has served as the Company's Executive Vice President and a Director since July 8, 1999. He served, on an independent contractor basis, as the Company's Vice President of Publicity, in a non-officer capacity, from May 28, 1998 to July 8, 1999. From 1997 to May 1998, he held the non-officer title of Vice President of Publicity of FFNY. He has worked in the entertainment industry for the past eight years. From August 1998 to June 1999, he worked as a publicist with the public relations firm B/W/R located in New York, New York. While at B/W/R, he worked with celebrity clients such as Cal Ripken, Jr., Sugar Ray Leonard, Jason Alexander, Chris Rock and corporate clients D.A.R.E. America and Playboy. From August 1997 to July 1998, he worked as a publicist with the public relations firm Jason Weinberg and Associates located in New York, New York, where he worked with clients such as Della Reese, Marlo Tmas, Kirstie Alley and Michael Bergin. From July 1995 through July 1997, Mr. Simon was a Public Relations Manager for Planet Hollywood International, Inc. where his duties included promoting the Planet Hollywood restaurants and logo. Mr. Simon has extensive relationships with national media outlets in radio, television and print, and his primary role for the Company will be that of publicist. From June 1991 through July 1995, Mr. Simon was a television talent agent for the Los Angeles based talent agency, International Creative Management, where he worked with clients such as Valerie Harper, Garry Marshall, Sugar Ray Leonard, Bob Barker and Tori Spelling. Mr. Simon received a Bachelor of Arts degree from Hunter College in 1991.

(c)   Family Relationships
      --------------------

      Family relationships that exist among the Company's present officers and directors are: Jason Bauer, the Company's President and Chairman of the Board of Directors, is the spouse of Lisa Bauer, a director of the Company; and Lisa Bauer, a director of the Company, is the spouse of Jason Bauer, the Company's President and Chairman of the Board.

(d)   Involvement in Certain Legal Proceedings
      ----------------------------------------

      None of the officers and directors of the Company have been involved in the past five years in any of the following: (1) bankruptcy proceedings;
(2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, judgment or decree entered by any Court for violating any laws relating to the business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

-----------------------------------------------------------------------------
ITEM 6.  EXECUTIVE COMPENSATION
-----------------------------------------------------------------------------

Executive Compensation
----------------------

      The following table sets forth information concerning the annual and long-term compensation during the Company's last three fiscal years of the Company's President and other most highly compensated employees and all other officers and directors of the Company:

                                                                                 Long Term
                                                                                 Compensation
                                                                                 ------------
                                       Annual Compensation                       Awards
                              ----------------------------------------------     ------------
Name and                                                        Other            Securities
Principal                                                       Annual           Underlying    All Other
Position                      Year(1)   Salary       Bonus      Compensation     Options/SARS  Compensation
-----------------------------------------------------------------------------------------------------------
Jason Bauer(2)                1998      $  75,094    $    0     $         0            0       $     0
  President and Chairman      1997(5)   $  29,050    $    0     $         0            0       $     0
  of the Board                1996      $       0    $    0     $         0            0       $     0

Peter Zorich(2)               1998      $       0    $    0     $         0            0       $     0
  Executive Vice President,   1997      $       0    $    0     $         0            0       $     0
  Treasurer, Secretary and    1996      $       0    $    0     $         0            0       $     0
  Director

Lisa Bauer(2)                 1998      $       0    $    0     $         0            0       $     0
  Director                    1997      $       0    $    0     $         0            0       $     0
                              1996      $       0    $    0     $         0            0       $     0

Michael Simon(3)              1998      $       0    $    0     $         0      300,000(6)    $     0
  Executive Vice President    1997      $       0    $    0     $         0            0       $     0
  and Director                1996      $       0    $    0     $         0            0       $     0

Olympia Dukakis(2)(4)         1998      $       0    $    0     $         0            0       $     0
  Director                    1997      $       0    $    0     $         0            0       $     0
                              1996      $       0    $    0     $         0            0       $     0

Russell Ortman(5)             1998      $       0    $    0     $         0            0       $     0
  Former President and        1997      $       0    $    0     $         0            0       $     0
  Director                    1996      $       0    $    0     $         0            0       $     0

Leona Jamison(5)              1998      $       0    $    0     $         0            0       $     0
  Former Secretary and        1997      $       0    $    0     $         0            0       $     0
  Director                    1996      $       0    $    0     $         0            0       $     0
____________

(1) The compensation paid in fiscal year 1998 includes the operations of FFNY prior to May 28, 1998.
(2) Became a director and/or officer of the Company on May 28, 1998. Excludes options to purchase 1,500,000 shares of common stock granted in April 1999 under an employment agreement, which options vest upon the achievement of certain corporate milestones. No options have vested.
(3)   Became a director and officer of the Company on July 8, 1999.
(4)   Resigned as a director of the Company on July 6, 1999.
(5)   Resigned as officer and director of the Company on May 28, 1998.
(6) On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, who then served as the Company's Vice President of Marketing and Publicity, in a non-officer capacity, on an independent contractor basis. The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year. Presently, 60,000 warrants are exercisable.

      The following table sets forth information concerning options granted during the 1998 fiscal year to those persons named in the preceding Summary Compensation Table:

                    Option/SAR Grants in Last Fiscal Year
                            (Individual Grants)

                        Number of
                        Securities        Percent of total
                        Underlying        options/SARS granted     Exercise or
                        Options/SARs      to employees in          base price        Expiration
Name                    Granted (#)       fiscal year(1)           ($/Sh)            Date
------------------------------------------------------------------------------------------------
Jason Bauer(2)(3)               0                   0%                    --                  --
Peter Zorich(2)                 0                   0%                    --                  --
Lisa Bauer(2)                   0                   0%                    --                  --
Michael Simon(4)(5)       300,000                 100%                  1.00           Jun-02-04
Olympia Dukakis(2)(6)           0                   0%                    --                  --
Russell Ortman(7)               0                   0%                    --                  --
Leona Jamison(7)                0                   0%                    --                  --

_________

(1) Based on the aggregate total of options and/or warrants granted to officers, directors, and employees, without including any options and/or warrants granted pursuant to license or other arrangements.
(2)   Became a director and/or officer of the Company on May 28, 1998.
(3) Excludes 5-year options granted under an employment agreement in April 1999 to purchase up to 1,500,000 shares of the Company's common stock, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. Options to purchase 600,000 shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains four or more new celebrity, Company, entity or athlete licenses similar in stature and structure to the eight licenses the Company presently has (the "Licenses") or in which the Company's EBITDA exceeds $300,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $500,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $700,000; and additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $1,000,000. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved. No options have vested.
(4)   Became a director and officer of the Company on July 8, 1999.
(5) On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, an independent contractor holding the title of Vice President of Publicity in a non-officer capacity. The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year.
      Presently, 60,000 warrants are exercisable.
(6)   Resigned as a director of the Company on July 6, 1999.
(7)   Resigned on May 28, 1998, pursuant to the reverse acquisition of FFNY.


      None of the options held by those individuals listed in the Summary Compensation Table were exercised in fiscal year 1998. The following table sets forth information concerning the value of unexercised stock options as of December 31, 1998 for those individuals named in the Summary Compensation Table.

         Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                  Number of securities
                        Shares                    underlying unexercised        Value of unexercised
                       Acquired       Value           Options/SARs            in-the-money options/SARs
                         on         realized          at FY-end (#)                 at FY-end ($)(a)
Name                 Exercise (#)      ($)     Exercisable   Unexercisable   Exercisable   Unexercisable
----                 ------------   --------   -----------   -------------   -----------   -------------
Jason Bauer(b)            --            --           --              --            --            --
Peter Zorich              --            --           --              --            --            --
Lisa Bauer                --            --           --              --            --            --
Michael Simon             --            --           --         300,000(c)         --            --
Olympia Dukakis           --            --           --              --            --            --
Russell Ortman            --            --           --              --            --            --
Leona Jamison             --            --           --              --            --            --


(a) The dollar values were calculated by determining the difference between the fair market value at fiscal year-end of the Common Stock underlying the warrants and the exercise price of the warrants. The last sale price of a share of the Company's Common Stock on December 31, 1998 as reported by OTC Bulletin Board was $0.25.
(b) Excludes options to purchase 1,500,000 shares of common stock, exercisable at $.30 per share, granted in April 1999 under an employment agreement, which options vest upon the achievement of certain corporate milestones. No options have vested.
(c) Warrants to purchase 60,000 shares of the Company's common stock became exercisable on June 2, 1999 at $1.00 per share.


Director Compensation
---------------------

      The Company has never compensated members of the Board of Directors for their services, and has never reimbursed directors for their reasonable out-of-pocket expenses incurred in connection with their attendance at board meetings and for other expenses incurred in their capacity as directors of the Company. The Company presently does not have a defined compensation plan for members of its Board of Directors. The Company reserves the right to compensate members of the Board of Directors for their services on the Board at reasonable rates, including by issuing stock options, and Reimbursement of expenses for their attendance at each Board meeting.

Employment Agreements with Named Executive Officers
---------------------------------------------------

      The Company has an employment agreement with Mr. Bauer to serve as President and Chief Executive Officer for a term of five years ending April
11, 2004. The agreement provides for a current annual salary of $150,000, with cost-of-living adjustments tied to the Consumer Price Index, or such greater annual salary as may be established by the Company's Board of Directors. Commencing in the third year of the employment term, Mr. Bauer's base annual salary shall be increased, each fiscal quarter, to equal at least one percent of the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") in the most recent fiscal year. Under the agreement, Mr. Bauer has been granted 5-year options to purchase up to 1,500,000 shares of the Company's common stock, valued at approximately $522,450 at the time of grant, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. Options to purchase 600,000 shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains four or more new celebrity, Company, entity or athlete licenses similar in stature and structure to the eight licenses the Company presently has (the "Licenses") or in which the Company's EBITDA exceeds $300,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $500,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $700,000; and additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $1,000,000. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved.
Mr. Bauer is also entitled to an annual performance bonus equal to up to fifty percent (50%) of his base salary, or such other amount as the Board of Directors may determine. Mr. Bauer is also entitled to: death benefits of $100,000; medical and dental insurance; up to six (6) weeks vacation in each year fully worked; a fifteen year (15-year) term life insurance policy with a face amount of benefit of $1,000,000 and a beneficiary as designated by Mr. Bauer; an automobile for his exclusive use; reimbursement for reasonable travel and other business related expenses; and other bonuses to be determined by the Board of Directors. In the event of a "change of control" of the Company, Mr. Bauer is entitled to receive a golden parachute payment equal to two hundred and ninety percent (290%) of his "base amount", as defined in Section 280G(3) of the Internal Revenue Code of 1986, as amended, and has the right to terminate the agreement. "Change of control" is defined to be any of the following: (i) a change in the ownership or management of the Company that would be required to be reported in response to certain provisions of the Securities Exchange Act of 1934; (ii) an acquisition (other than directly from the Company) by a person or entity (excluding the Company) of 25% or more of the Company's common stock or the Company's then outstanding voting securities; (iii) a change in a majority of the current Board of Directors (the "Incumbent Board") (excluding any persons approved by a vote of at least a majority of the Incumbent Board other than in connection with an actual or threatened proxy contest); (iv) consummation of a reorganization, merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Transaction") other than a Transaction in which all or substantially all of the shareholders of the Company prior to such transaction own, in the same proportion, more than 50% of the voting power of the entity resulting from the Transaction, at least a majority of the board of directors of the resulting entity were members of the Incumbent Board, and after which no person (other than the resulting entity and certain affiliates) beneficially owns 25% or more of the voting power of the resulting entity, except to the extent such ownership existed prior to the Transaction; or (v) the approval by the Company's stockholders of a complete liquidation or dissolution of The Company.

      On June 2, 1998, the Company entered into an agreement with Michael Simon for his services, on an independent contractor basis, to perform services as the Company's publicist. Under the arrangement, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. At the time of issuance, Michael Simon was the Company's Vice President of Publicity, in a non-officer capacity. The warrants granted to Mr. Simon are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 warrants per year and subject to other conditions of performance of publicity services valued at $275,982 to be rendered to the Company over a five year period.

      On July 8, 1999, Michael Simon became the Company's Executive Vice President and a director of the Company. Pursuant to an oral agreement for an at-will employment for a term not to exceed one year, Mr. Simon is to receive compensation amounting to $50,000 annually, and an amount equal to ten percent of all royalties paid by the Company during the employment period to celebrity licensors under license agreements.

      The Company currently does not have a retirement, pension or profit sharing program, but the Board of Directors may recommend one at a later date.

-----------------------------------------------------------------------------
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-----------------------------------------------------------------------------

(a)   Transactions with Officers, Directors and Principals
      ----------------------------------------------------

      The Company has a promissory note agreement with Olympia Dukakis, a former director of the Company, pursuant to which she agreed to make loans and extend credit to the Company for up to the sum of $200,000. The promissory note requires the Company to pay interest only, at a variable rate, with the unpaid principal balance due and payable on August 31, 1999. The promissory note was personally guaranteed by two principal shareholders, officers and directors of the Company, Jason Bauer and Peter Zorich. The proceeds of the loan were derived from borrowings by the related party under an arrangement with its bank. The Company paid the loan in full on August 31, 1999.

      On May 28, 1998, the Company completed the acquisition of Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY") in a transaction viewed as a reverse acquisition. Immediately prior to the acquisition, Jason Bauer was the President, Chairman of the Board, and a principal of FFNY, and Peter Zorich was the Executive Vice President, Secretary, a director, and a principal of FFNY. Pursuant to a Plan and Agreement of Reorganization, the Company issued 5,494,662 shares of common stock to certain shareholders of FFNY which included the controlling shareholders of FFNY, Jason Bauer and Peter Zorich, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Pursuant to the reorganization, Jason Bauer, Peter Zorich, Michael Simon, and certain non-affiliates of FFNY, exchanged their shares of FFNY for an aggregate of 5,494,662 shares of the Company, on a pro-rata basis. Pursuant to the acquisition, the officers and directors of the Company resigned and elected the FFNY nominees in their places, and FFNY become a majority-owned subsidiary of the Company. Jason Bauer, Peter Zorich, and Michael Simon had acquired their 95, 95 and 5 common shares, respectively, of FFNY on August 21, 1996 for a total cost of less than $10. On October 29, 1997, FFNY authorized, and on January 23, 1998, FFNY filed, a Certificate of Amendment of the Certificate of Incorporation to change and increase the authorized capital stock of FFNY from 200 common shares, no par value, into 20,000,000 shares of common stock, par value $.001. All the shareholders of FFNY exchanged their collective 200 common shares with no par value, proportionately, for a total of 4,000,000 shares of common stock, par value $.001 per share, of FFNY. Pursuant to the Company's acquisition of FFNY, Jason Bauer, Peter Zorich, Michael Simon, and certain non-affiliates exchanged their collective 4,104,328 shares of FFNY (representing approximately 97% of the outstanding shares of FFNY) for an aggregate of 5,494,662 shares of the Company.

      On May 28, 1998, Company exchanged all of the 246,828 warrants of FFNY outstanding for 246,828 warrants of the Company on a one for one basis. As part of the exchange of warrants, the Company issued to Olympia Dukakis 100,000 warrants, valued at $91,994 to purchase shares of the Company's common stock, exercisable for five years at $1.00 per share, in exchange for her 100,000 five year warrants to purchase the common stock of FFNY at $1.00 per share which were granted pursuant to license arrangements. At that time, Olympia Dukakis was a director of the Company, and previously had been a director of FFNY. Olympia Dukakis resigned as a director of the Company on July 6, 1999.

      On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, an independent contractor, for publicity services valued at $275,982 to be rendered to the Company over a five year period, a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Michael Simon was the Company's Vice President of Publicity, in a non-officer capacity, at the time of the issuance. The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year and subject to other conditions of performance of services to the Company.

      Jason Bauer and Peter Zorich have an agreement to vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. They also agreed not to offer to sell, sell, transfer, assign, hypothecate, pledge or otherwise dispose of any beneficial interest in their voting shares except subject to the terms of the voting agreement, unless prior written consent is obtained from the other party that such shares shall not be subject to the voting agreement or unless the shares are sold to an independent third party in an arms'-length transaction for fair market value. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.

      On April 12, 1999, the Company granted Jason Bauer, pursuant to an employment agreement to serve as President and Chief Executive Officer, 5-year options to purchase up to 1,500,000 shares of the Company's common stock, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved. These options were valued at approximately $522,450 at the time of issuance.

(c)   Parents of the Company
      ----------------------

      Not applicable.

(d)   Transactions with Promoters
      ---------------------------

      Not applicable.


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ITEM 8.  DESCRIPTION OF SECURITIES
-----------------------------------------------------------------------------

(a)   Common Stock
      ------------

      The Company's authorized capital stock consists of twenty five million (25,000,000) shares of Common Stock, par value $.001 per share. As of December 9, 1999, the Company has 10,462,624 shares of Common Stock issued and outstanding.

Dividend Policy
---------------

      The Company has never declared or paid any cash dividends. The Company currently anticipates that all of its earnings will be retained for the Company's operations and development of the Company's business. The Company does not anticipate paying any cash dividends in the foreseeable future. Any future cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and such other factors as the Board of Directors may deem relevant.

      The holders of the outstanding shares of Common Stock are entitled to share ratably in all dividends at such times and in such amounts as the Board of Directors may from time to time determine out of assets legally available. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributed equally among the holders of the Common Stock.

Voting Rights
-------------

      The holders of the Common Stock are entitled to cast one vote for each share held of record on all matters presented to the shareholders, including the election of the Company's directors and all other matters submitted to the vote of the shareholders.

No Cumulative Voting
--------------------

      The holders of the Common Stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the outstanding shares voting for the election of the Company's directors can elect all of the directors, and, if that occurs, the holders of the remaining shares of Common Stock will be unable to elect any of the directors.

Preemption Rights
-----------------

      The Company's certificate of incorporation does not provide that the holders of the Company's shares have any preemptive right.

Material Rights of Holders of Common Stock
------------------------------------------

     The annual meeting shall be held on the date fixed, from time to time, by the directors. A special meeting shall be held on the date fixed by the directors except when the New York Business Corporation Law confers the right to fix the date upon shareholders. Annual meetings may be called by the directors or by any officer instructed by the directors to call the meeting. Special meetings may be called in like manner except when the directors are required by the New York Business Corporation Law to call a meeting, or except when the shareholders are entitled by said Law to demand the call of a meeting.

     Written notice of all meetings shall be given, stating the place, date, and hour of the meeting, and, unless it is an annual meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called; and, at any such meeting, only such business may be transacted which is related to the purpose or purposes set forth in the notice.

     If any action is proposed to be taken which would, if taken, entitle shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect and shall be accompanied by a copy of Section 623 of the New York Business Corporation Law or an outline of its material terms.

     Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice before or after the meeting. The attendance of a shareholder at a meeting without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by him.

     Whenever under the provisions of the New York Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the New York Business Corporation Law.

     The number of directors constituting the Board of Directors shall be at least one, but such number may be fixed from time to time by action of the shareholders or of the directors, or, if the number is not so fixed, the number shall be one. The number of directors may be increased or decreased by action of shareholders or of the directors, provided that any action of the directors to effect such increase or decrease shall require the vote of a majority of the entire Board.

     No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, of the President, or of a majority of the directors in office.

     Any or all of the directors may be removed for cause or without cause by the shareholders. One or more of the directors may be removed for cause by the Board of Directors.

     Any action required or permitted to be taken by the Board of Directors or by any committee thereof may be taken without a meeting if all of the members of the Board of Directors or of any committee thereof consent in writing to the adoption of a resolution authorizing the action.

     The shareholders entitled to vote in the election of directors or the directors upon compliance with any statutory requisite may amend or repeal the By-Laws and may adopt new By-Laws, except that the directors may not amend or repeal any By-Law or adopt any new By-Law, the statutory control over which is vested exclusively in the said shareholders or in the incorporators. By-Laws adopted by the incorporators or directors may be amended or repealed by the said shareholders.

      Restricted shares of common stock may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

      The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year and such other period reports as it may deem appropriate or as required by law.

Provisions Regarding Change of Control
--------------------------------------

      The Company's Certificate of Incorporation and By-laws do not contain any provisions that are designed to delay, defer or prevent a change in control of the Company. The Board of Directors is not presently aware of any takeover attempts of the Company and is not aware of any agreements that exist in the event of a change of control. The Board is Directors does not have any current plans to propose any changes to the charter documents or corporate structure that would have an anti-takeover purpose or effect.

      New York has enacted a business combination statute that is contained in Section 912 of the New York Business Corporation Law. Section 912 provides, among other things, that any person who acquires twenty percent or more of a corporation's outstanding voting stock (an "Interested Shareholder") may not engage in a wide range of "business combinations" with the corporation for a period of five years of the control acquisition date unless the transaction was approved by the corporation's board of directors prior to the control acquisition date. A "business combination" is defined to include: (i) mergers or consolidations of a corporation with or to an Interested Shareholder; (ii) certain transactions to or with an Interested Shareholder of ten percent or more (a) of the aggregate market value of the corporation's assets, (b) of the aggregate market value of the corporation's outstanding stock, or (c) of the corporation's earning power or net income;
(iii) certain transactions resulting in the issuance or transfer to the Interested Stockholder of five percent or more of the market value of the corporation's outstanding stock; (iv) the adoption of any plan or proposal of an Interested Shareholder for the liquidation or dissolution of the corporation; (v) certain transactions resulting in increasing the proportionate share of the voting stock of the corporation owned by an Interested Shareholder; or (vi) the receipt by an Interested Shareholder (except proportionately as a shareholder) of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      These restrictions do not apply under certain circumstances if the corporation's certificate of incorporation or bylaws contain a provision expressly electing not to be governed by Section 912. The Company's certificate of incorporation and By-laws do not contain any provision electing not to be governed by Section 912. The Board of Directors of the Company believes that the provisions of Section 912 will help ensure that a change in control of the Company does not occur without the consent of the Board of Directors or the stockholders, or both, and will encourage any person who seeks to acquire control of the Company to do so by a negotiated transaction.

(b)   Convertible Debentures and Warrants

      The Company entered into agreements, dated as of October 19, 1999, for the sale of five percent convertible debentures and warrants to three accredited investors in transactions deemed to be exempt under Section 4(2) of the Securities Act of 1933. The Company has received gross proceeds of $450,000, and an additional $100,000 is being held in escrow and may be released to the Company at a subsequent closing. The interest on the convertible debentures is payable quarterly and accrues from the date of issuance on the principal amount of the convertible debentures. The convertible debentures are due October 30, 2002. The Company at its option may pay the interest on the convertible debentures in cash or in registered shares of common stock. The holders of the convertible debentures are entitled to convert the debentures into shares of common stock at a conversion price equal to the lower of 80% of the market price of the common stock or $0.55.
If the conversion price of the common stock is less than $0.20 per share on any conversion date, the Company may elect to redeem the then outstanding unconverted debentures in their entirety or to deliver to the holders either cash or common stock or a combination of cash and common stock. The amount of cash to be delivered upon such redemption or conversion shall equal the closing ask price on the conversion date or the date the Company gives notice of redemption multiplied by the number of shares of common stock that would have been issued at the conversion price upon such conversion or redemption. Pursuant to the agreements and receipt of gross proceeds of $450,000, the Company issued 139,152 warrants, exercisable before October 30, 2004 at a purchase price of $.494 per share, which is 125% of the market price on the closing date. At a subsequent closing for the $100,000 held in escrow, the Company intends to issue $100,000 principal amount of five percent convertible debentures and additional warrants, which number of warrants shall be determined by dividing ten percent of the $100,000 principal amount by the market price of the common stock on the closing date. The warrants shall be exercisable for five years at 125% of the market price on the closing date.
The Company, at its own expense, is obligated to prepare and file a registration statement under the Securities Act of 1933 for shares of common stock issuable upon the conversion of the convertible debentures and the warrants. The Company is obligated to file such registration statement within ten days of the effectiveness and completion of SEC review of this Form 10-SB registration statement, and to use its best efforts to cause such registration statement to become effective within ninety days from such filing date, but in any event no later than February 1, 2000.

(c)   Options and Warrants

      The following discussion does not include the common stock purchase warrants issued pursuant to agreements for the purchase of five percent convertible debentures and warrants, dated as of October 19, 1999, which description of warrants is provided above.

      As of December 9, 1999, the Company has options and warrants to purchase up to 2,941,828 shares of common stock, exercisable at prices of $.15 to $2.25, issued and outstanding, of which up to 1,201,828 options and warrants are presently exercisable. Each option and each warrant entitles the holder to purchase one share of common stock. On July 22, 2000, 20,000 warrants expire. On May 28, 2003, 246,828 warrants expire. On January 1, 2004, 30,000 warrants expire. Between April 2004 and September 2004, 845,000 options and warrants expire. On April 12, 2004, 1,500,000 options (of which no warrants have vested) expire. On June 2, 2004, 300,000 warrants (of which 60,000 warrants have vested) expire.

      The warrant certificates provide that in the event of a registered public offering of at least three million dollars in securities as calculated therein, the Company shall use reasonable efforts to file a registration statement under the Act which shall include the shares underlying the warrants within ten months of the effective date of the public offering. The Company shall bear the expenses of such registration, including but not limited to legal, accounting and printing fees. The warrants are redeemable, at the discretion of the Company, for $.10 per underlying share, commencing the day following the thirtieth consecutive business day during which the Company's common stock has traded at prices in excess of a specified price per share with weekly volume of such trading being in excess of the total number of shares represented by the warrant certificate.

      Pursuant to contracts, the Company is obligated to register options and warrants to purchase up to 425,000 shares of common stock, such registration was to be filed no later than November 30, 1999 or on the Company's next registration statement under the Securities Act.

(d)   Shares Eligible for Future Sale

      As of December 9, 1999, the Company has outstanding 10,462,624 shares of Common Stock. Of the total outstanding shares of Common Stock, 5,510,662 shares of Common Stock were restricted securities and 4,951,962 shares of Common Stock are freely tradable without restriction or further registration under the Securities Act of 1933 (the "Act").

      If the conditions of Rule 144 have been met, beginning as of May 29, 1999, 5,505,662 shares of Common Stock of the Company, including 5,087,244 shares of Common Stock held by the executive officers and directors of the Company, were eligible for sale under Rule 144, subject to the volume limitations imposed under Rule 144. Beginning on July 22, 1999 to August 7, 1999, 5,000 additional shares of Common Stock held by and acquired by three nonaffiliates in exchange for services, related to development of a radio advertisement, a Company cookbook, and for office supplies valued at $5,975, rendered to the Company became eligible for sale, including those eligible for sale under Rule 144.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year in entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of those shares that do not exceed the grater of 1% of the shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock on any national securities exchange and/or reported through the automated quotation system of a registered securities association during the four calendar weeks immediately preceding the filing of the notice required by Rule 144 or, if no such notice is required during the four calendar weeks preceding the date of receipt by a broker of the order to execute the transaction or the date of execution of such transaction directly with a market maker. Sales under Rule 144 are also subject to other requirements, including the Company's obligation to file all required periodic reports on a timely basis.

      Restricted shares of Common Stock may be sold pursuant to Rule 144 subject to the limitations described in the preceding paragraph. Restricted shares of Common Stock held for two years and not then held by affiliates of the Company or persons who were affiliates at any time within three months prior thereto, may be sold without regard to the volume limitations or methods of sale restrictions under Rule 144(k). The foregoing summary of Rule 144 is not intended to be a complete description thereof.

                                   PART II

-----------------------------------------------------------------------------
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
         AND OTHER SHAREHOLDER MATTERS
-----------------------------------------------------------------------------

(a)   Market Information
      ------------------

      Beginning on September 9, 1998, the Common Stock of the Company was quoted on the OTC Bulletin Board under the symbol "FIXN". The following table sets forth for the periods indicated, the high and low closing bid prices for the Common Stock as reported by the OTC Bulletin Board.

Fiscal Year 1998

      Quarter Ended               High        Low
      -------------               ------      ------
      September 30                $1.75       $1.00
      December 31                 $1.25       $0.25

Fiscal Year 1999

      Quarter Ended               High        Low
      -------------               ------      ------
      March 31                    $1.625      $0.375
      June 30                     $0.67       $0.350


      The foregoing quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

      On November 18, 1999, the common stock was removed from quotation on the OTC Bulletin Board. The Company intends to seek quotation of the common stock on the OTC Bulletin Board as soon as possible following completion of SEC review of this registration statement.

(b)  Holders
     -------

     The approximate number of holders of record of the Company's Common Stock at December 9, 1999 was 84, without including the beneficial owners of shares of common stock held in street name. However, the Company estimates that there were approximately 1,252 beneficial holders of the Company's Common Stock as of that date.

(c)  Dividends
     ---------

      No cash dividends have been declared by the Company. The Company currently anticipates that all of its earnings will be retained for development of the Company's business, and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and such other factors as the Board of Directors may deem relevant.

-----------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
-----------------------------------------------------------------------------

     The Company is not a party to, and none of the Company's property is subject to, any pending or threatened legal or governmental proceedings that will have a materially adverse affect upon the Company's financial condition or operation.

-----------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------------------------------

      The Company did not have an independent certified accountant from April 30, 1996 to May 28, 1998, during which time period the Company had no material operations. On May 28, 1998, the Company acquired Famous Fixins, Inc. ("FFNY"), and the Board of Directors approved the election to retain the services of FFNY's independent certified accountants, Freeman and Davis LLP, who have served as FFNY's sole principal accountants since May 25, 1997. The principal accountant's report on the financial statements does not contain an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles.

-----------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------------------------------------

      On May 28, 1998, the Company completed the acquisition Famous Fixins, Inc., a privately-held New York corporation formed on November 29, 1995 ("FFNY"). Pursuant to a Plan and Agreement of Reorganization, the Company issued 5,494,662 shares of common stock to certain shareholders of FFNY which included the controlling shareholders of FFNY, Jason Bauer and Peter Zorich, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Pursuant to the reorganization, Jason Bauer, Peter Zorich, and certain non-affiliates exchanged their collective shares of FFNY, on a pro-rata basis, for 2,409,747, 2,409,747, and 674,968 unregistered and restricted shares of the Company, respectively.

      On May 28, 1998, the Company issued 246,828 warrants exercisable for five years to purchase shares of the Company's common stock to all of the holders of warrants of FFNY in exchange for their aggregate of 246,828 warrants, valued at $227,664 at the times of issuances, to purchase the common stock of FFNY in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Dan Brecher has 69,552 warrants at $.90 per share. Fischbein Badillo Wagner Harding has 34,776 warrants at $.90 per share. Erik Estrada has 35,000 warrants exercisable at $.90 per share. Olympia Dukakis has 100,000 warrants at $1.00 per share. Diana Goldstein has 7,500 warrants at $1.00.

      On May 28, 1998, the Company issued 11,000 shares of unregistered and restricted common stock to Weinstein Otterman in exchange for services, valued at $11,000, rendered to the Company, in connection with a newspaper advertising design, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On June 2, 1998, the Company issued 300,000 warrants to purchase shares of the Company's common stock to Michael Simon, an independent contractor, for publicity services valued at $275,982 to be rendered to the Company over a five year period, a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. Michael Simon was the Company's Vice President of Publicity, in a non-officer capacity, at the time of the issuance. The warrants are exercisable for six years at $1.00 per share, subject to vesting at a rate of 60,000 per year and subject to other conditions of performance of services to the Company.

      Between June 1998 and July 1998, the Company issued 255,000 shares of common stock pursuant to a securities offering deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933, for a total of $255,000. The securities offering was conducted by the Company's officers and directors who were not paid commissions or other forms of remuneration. No underwriters' fees or commissions were paid in the transactions.

      In July 1998, the Company issued 132,711 shares of common stock to the shareholders of FFNY in exchange for 132,711 shares of common stock of FFNY, which the shareholders of FFNY had purchased from FFNY for $.90 per share, and which represented all of the outstanding and issued shares of FFNY not already held by the Company, pursuant to transactions deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933. The securities offering was conducted by the Company's officers and directors who were not paid commissions or other forms of remuneration. No underwriters fees or commissions were paid in the transactions.

      On July 14, 1998, the Company issued 37,500 shares of common stock to Marvin Kaplan in exchange for services, related to magazine and radio advertising valued at $37,500, rendered to the Company in a transaction deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933.

      On July 22, 1998, the Company issued to ATG Limited 87,500 shares of common stock and 40,000 warrants to purchase the Company's common stock for services rendered to the Company pursuant to a service agreement for print and radio advertising valued at $110,057, in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933. The warrants were issued as follows: 10,000 warrants were exercisable for one year at $1.50 per share and have expired; 10,000 warrants were exercisable for one year at $1.25 and have expired; 10,000 warrants are exercisable for two years at $2.00; and 10,000 warrants are exercisable for two years at $2.25 per share.

      Between July 1998 and August 1998, the Company issued 5,000 shares of common stock in exchange for services, related to developing a cookbook, developing a radio commercial and for office supplies, valued at $5,975, rendered to the Company in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On October 8, 1998, the Company issued 20,000 warrants to purchase shares of common stock to Brighton Venture Corp., exercisable at $1.00 per share and expiring on January 1, 2003, in exchange for business development and consulting services valued $22,377 rendered to the Company in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      Between December 1998 and April 1999, the Company sold 3,162,066 shares of common stock, at prices ranging from $.10 to $.25 per share, pursuant to a securities offering deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933, for a total of $428,310. No underwriters fees or commissions were paid in the transactions.

      On February 10, 1999, the Company issued to Stockplayer.com 1,000,000 shares of the Company's common stock as consideration pursuant to service agreement for promotional services of the Company's business operations valued at $100,000 in a transaction deemed to be exempt under Rule 504 of Regulation D under the Securities Act of 1933.

      On April 12, 1999, the Company issued 10,000 warrants to purchase shares of common stock to Brighton Venture Corp., exercisable at $1.00 per share and expiring on January 1, 2003, in exchange for business development and consulting services valued at $3,535 rendered to the Company in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On April 12, 1999, the Company entered into an employment with Mr. Bauer to serve as President and Chief Executive Officer for a term of five years ending April 11, 2004. Under the agreement, Mr. Bauer has been granted five-year options to purchase up to 1,500,000 shares of the Company's common stock, proportioned to vest only after the Company's achievement of certain corporate milestones, exercisable at $.30 per share. Options to purchase 600,000 shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains four or more new celebrity, Company, entity or athlete licenses similar in stature and structure to the eight licenses the Company presently has (the "Licenses") or in which the Company's EBITDA exceeds $300,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $500,000; additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $700,000; and additional options to purchase 300,000 additional shares at $.30 per share shall vest following the first fiscal year end in which the Company obtains a further three new Licenses or more or in which the Company's EBITDA exceeds $1,000,000. These options are cumulative and are subject to anti-dilution rights. If any milestones are achieved in the same year, all such options shall vest at the time such milestone is achieved. These options were valued at approximately $522,450 at the time of issuance.

      Between April 1, 1999 and September 21, 1999, the Company issued to the Tufton Group, Samma Sosa, Alex Rodriguez, Ken Caminiti, Craig Biggio, Jeff Bagwell, Killer Bee, Inc. and a designated charity, Derek Jeter, Jake Plummer, Peyton Manning, Alonzo Mourning, Tim Duncan, JAE Endorsements Inc. and Jeff Sperbeck, pursuant to license agreements, an aggregate of 715,000 warrants and options to purchase the Company's common stock, exercisable for five years from date of issue at prices of $.15 to $.50 per share, in transactions deemed to be exempt under Section 4(2) of the Securities Act of 1933. These warrants were collectively valued at approximately $285,709 at the times of issuances.

      On April 22, 1999, the Company issued to Albert Ferreira for photography services rendered to the Company valued at $3,434, 10,000 warrants to purchase the Company's common stock exercisable for five years at $.40 per share in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On April 22, 1999, the Company issued to Michael Lewittes for publicity services rendered to the Company valued at $3,434, 10,000 warrants to purchase the Company's common stock exercisable for five years at $.40 per share in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On April 22, 1999, the Company issued to Robert Zarem for publicity services rendered to the Company valued at $3,434, 10,000 warrants to purchase the Company's common stock exercisable for five years at $.40 per share in a transaction deemed to be exempt under Section 4(2) of the Securities Act of 1933.

      On September 9, 1999, the Company entered into an agreement with First Atlanta Securities, LLC for financial consulting services. Under the agreement, First Atlanta Securities, LLC was entitled to receive 53,191 shares of common stock and warrants to purchase 100,000 shares of common stock which have piggyback registration rights in a transaction deemed to be exempt under
Section 4(2) of the Securities Act of 1933. The warrants may be exercised at any time after the first date after which the bid price per one share of common stock exceeds $1.00 per share, and expire on September 9, 2004. The warrants were valued at approximately $41,513 on the date of the agreement. Subsequent to entering into the agreement, in November 1999, the Company agreed to make a cash payment of $25,000 instead of issuing 53,191 shares of common stock to First Atlanta Securities.

      The Company entered into agreements, dated as of October 19, 1999, for the sale of five percent convertible debentures and warrants to three accredited investors in transactions deemed to be exempt under Section 4(2) of the Securities Act of 1933. The Company has received gross proceeds of $450,000, and an additional $100,000 are being held in escrow and may be released to the Company at a subsequent closing. The interest on the convertible debentures is payable quarterly and accrues from the date of issuance on the principal amount of the convertible debentures. The convertible debentures are due October 30, 2002. The Company at its option may pay the interest on the convertible debentures in cash or in registered shares of common stock. The holders of the convertible debentures are entitled to convert the debentures into shares of common stock at a conversion price equal to the lower of 80% of the market price of the common stock or $0.55. If the conversion price of the common stock is less than $0.20 per share on any conversion date, the Company may elect to redeem the debentures in their entirety or to deliver to the holders either cash or common stock or a combination of cash and common stock. The amount of cash to be delivered upon such redemption or conversion shall equal the closing ask price on the conversion date or the date the Company gives notice of redemption multiplied by the number of shares of common stock that would have been issued at the conversion price upon such conversion or redemption. Pursuant to the agreements and receipt of gross proceeds of $450,000, the Company issued 139,152 warrants, exercisable before October 30, 2004 at a purchase price of $.494 per share, which is 125% of the market price on the closing date. At a subsequent closing for the $100,000 held in escrow, the Company intends to issue $100,000 principal amount of five percent convertible debentures and additional warrants, which number of warrants shall be determined by dividing ten percent of the $100,000 principal amount by the market price of the common stock on the closing date. The warrants shall be exercisable for five years at 125% of the market price on the closing date. The Company, at its own expense, is obligated to prepare and file a registration statement under the Securities Act of 1933 for shares of common stock issuable upon the conversion of the convertible debentures and the warrants. The Company is obligated to file such registration statement within ten days of the effectiveness and completion of SEC review of this Form 10-SB registration statement, and to use its best efforts to cause such registration statement to become effective within ninety days from such filing date, but in any event no later than February 1, 2000.

      As of December 9, 1999, 10,462,624 shares of the Company's common stock were issued and outstanding, and options and warrants to purchase up to 3,080,980 shares of common stock were issued and outstanding, of which up to 1,340,980 options and warrants are presently exercisable.

-----------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
-----------------------------------------------------------------------------

      The Company's Certificate of Incorporation provides: the Company shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the corporation.

      Article 7 of the Business Corporation Law provides the following:

            Section 721. Nonexclusivity of statutory provisions for indemnification of directors and officers. The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

            Section 722. Authorization for indemnification of directors and officers.

               (a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

               (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contenders, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

               (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

               (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed, by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

            Section 723. Payment of indemnification other than by court award.

               (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

               (b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

                  (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

                  (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

                     (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

                     (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

                     (C) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

            Section 724. Indemnification of directors and officers by a court.

               (a) Notwithstanding the failure of a corporation to provide indemnification, and despite and contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section for indemnification of directors and officers), 722 (Authorization for indemnification of directors and officers) and paragraph (a) of section 723. Application therefor may be made, in every case, either:

                   (1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

                   (2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

               (b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

               (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

            Section 725. Other provisions affecting indemnification of directors and officers.

               (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph
(c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

               (b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

                  (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

                  (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

                  (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

               (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

               (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

               (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

               (f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

            Section 726. Insurance for indemnification of directors and officers.

               (a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

                  (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

                  (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

                  (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

               (b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

                  (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

                  (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

               (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

               (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this respesection, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

               (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

      The Company's Certificate of Incorporation further provides: personal liability of the directors of the Company is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

      Section 402(b) of the Business Corporation Law provides: the certificate of incorporation may set forth a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity, provided that no such provision shall eliminate or limit: (1) the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated section 719, or (2) the liability of any director for any act or omissions prior to the adoption of a provision authorized by this paragraph.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   PART F/S


Index to Financial Statements

Financial Statements For Year Ended December 31, 1998
   Independent Auditors' Report
   Exhibit  "A"  -  Balance Sheets
   Exhibit  "B"  -  Statements Of Operations
   Exhibit  "C"  -  Statements Of Cash Flows
   Exhibit  "D"  -  Statements Of Stockholders' Equity (Deficit)
   Notes to Financial Statements

Interim Financial Statements For Nine Month Period
Ended September 30, 1999 (Unaudited)
   Interim Balance Sheet (Unaudited)
   Interim Statement of Operations (Unaudited)
   Interim Statement of Cash Flows (Unaudited)
   Interim Statement of Stockholders' Equity (Unaudited)
   Notes to Interim Financial Statements

                         FAMOUS FIXINS, INC.

                         FINANCIAL STATEMENTS





                          TABLE OF CONTENTS
                          -----------------


                                                                       PAGE
                                                                       ----
FINANCIAL STATEMENTS:

   INDEPENDENT AUDITORS' REPORT                                          1

   EXHIBIT  "A"  -  BALANCE SHEETS                                       2

   EXHIBIT  "B"  -  STATEMENTS OF OPERATIONS                             3

   EXHIBIT  "C"  -  STATEMENTS OF CASH FLOWS                             4

   EXHIBIT  "D"  -  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)         5

   NOTES TO FINANCIAL STATEMENTS                                       6 - 17

                              [letterhead of
                            FREEMAN & DAVIS LLP
                        CERTIFIED PUBLIC ACCOUNTANTS]



                        INDEPENDENT AUDITORS' REPORT
                        ----------------------------


To the Board of Directors and Stockholders of Famous Fixins, Inc.:

      We have audited the accompanying balance sheets of Famous Fixins, Inc. as of December 31, 1998 and 1997, and the related statements of operations, cash flows and stockholders' equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Famous Fixins, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred substantial losses from operations and has deficiencies in working capital and stockholders' equity, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



New York, New York                                   /s/  Freeman & Davis LLP
July 29, 1999


                                      1

                         FAMOUS FIXINS, INC.
                            BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                  -------------------------
                                                                     1998           1997
                                                                  ----------     ----------
                  A S S E T S
                  -----------

CURRENT ASSETS
--------------

   Cash and cash equivalents                                      $  19,500      $   9,522
   Accounts receivable, less allowance for doubtful
      accounts of $5,000 in 1997                                     13,613         13,419
   Merchandise inventory                                             27,420         61,186
   Prepaid expenses                                                                  2,227
                                                                  ---------      ---------

     TOTAL CURRENT ASSETS                                            60,533         86,354
                                                                  ---------      ---------

PLANT AND EQUIPMENT
-------------------

   Furniture and fixtures                                             9,309
   Machinery and equipment                                            9,406          6,304
                                                                  ---------      ---------
                                                                     18,715          6,304
     Less: Accumulated depreciation                                   3,578          1,261
                                                                  ---------      ---------

     NET PLANT AND EQUIPMENT                                         15,137          5,043
                                                                  ---------      ---------

OTHER ASSETS
------------

   Security deposits                                                  2,400
   Costs incurred in connection with a securities
      offering in progress                                                          14,775
                                                                  ---------      ---------

     TOTAL OTHER ASSETS                                               2,400         14,775
                                                                  ---------      ---------

                                                                  $  78,070      $ 106,172
                                                                  =========      =========

      The accompanying notes are an integral part of these financial statements.

                                      2

                                                                EXHIBIT "A"

                                                                         DECEMBER 31,
                                                                  -------------------------
                                                                     1998           1997
                                                                  ----------     ----------
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
              ----------------------------------------------

CURRENT LIABILITIES
-------------------

   Current installments of long-term note payable to bank         $  15,432      $
   Note payable to related party                                    134,303        197,261
   Accounts payable and accrued expenses                            134,138        129,959
   Taxes payable - other than on income                               1,643          1,164
   Income taxes payable                                                 625            625
   Subscribers' deposits on common stock, net                        12,500
   Due to stockholders                                                              11,154
                                                                  ---------      ---------

     TOTAL CURRENT LIABILITIES                                      298,641        340,163
                                                                  ---------      ---------

LONG-TERM LIABILITY
-------------------

   Long-term note payable to bank, net of current installments       25,253
                                                                  ---------      ---------

STOCKHOLDERS' EQUITY (DEFICIT)
------------------------------

   Common stock, $.001 par value per share:
      Authorized                 25,000,000 shares
      Issued and outstanding
            6,883,891 shares in 1998; 6,105,180 shares in 1997        6,883          6,105
   Additional paid-in capital (deficit)                             662,937         (5,095)
   Accumulated deficit                                             (865,644)      (235,001)
                                                                  ---------      ---------
                                                                   (195,824)      (233,991)
      Less:  Unused advertising barter credits                      (50,000)
                                                                  ---------      ---------
      TOTAL STOCKHOLDRES' EQUITY (DEFICIT)                         (245,824)      (233,991)
                                                                  ---------      ---------

                                                                  $  78,070      $ 106,172
                                                                  =========      =========

                                      -71-


                                                                EXHIBIT  "B"
                         FAMOUS FIXINS, INC.
                       STATEMENTS OF OPERATIONS


                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                        1998          1997
                                                      ---------     ---------


                                                        AMOUNT        AMOUNT
                                                      ---------     ---------

NET SALES                                             $ 276,006     $ 358,791
                                                      ---------     ---------

COST OF GOODS SOLD
------------------
   Merchandise inventory at beginning of year            61,186
   Purchases                                            154,878       245,388
   Other direct costs                                     4,499        10,499
                                                      ---------     ---------
                                                        220,563       255,887
      Less: Merchandise inventory at end of year         27,420        61,186
                                                      ---------     ---------

TOTAL COST OF GOODS SOLD                                193,143       194,701
                                                      ---------     ---------

GROSS PROFIT ON SALES                                    82,863       164,090

OTHER INCOME - MANAGEMENT AND
   DISTRIBUTION SERVICES                                 35,347
                                                      ---------     ---------

TOTAL INCOME                                            118,210       164,090
                                                      ---------     ---------

OPERATING EXPENSES
------------------
   Selling expenses                                     530,676       305,416
   General and administrative expenses                  203,482        62,474
   Interest expense, net                                 14,026         6,932
                                                      ---------     ---------

TOTAL OPERATING EXPENSES                                748,184       374,822
                                                      ---------     ---------

OPERATING LOSS BEFORE PROVISION
   FOR INCOME TAXES                                    (629,974)     (210,732)

PROVISION FOR INCOME TAXES                                  669           950
                                                      ---------     ---------

NET LOSS                                              $(630,643)    $(211,682)
                                                      =========     =========

Net loss per common share, basic                         $(0.10)       $(0.03)
Net loss per common share, assuming full dilution        $(0.10)       $(0.03)
Weighted average number of common shares
   outstanding:
      Basic                                           6,458,266     6,105,180
      Assuming full dilution                          6,458,266     6,105,180


      The accompanying notes are an integral part of these financial statements.

                                      3

                                                               EXHIBIT  "C"
                         FAMOUS FIXINS, INC.
                       STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                                  -------------------------
                                                                     1998           1997
                                                                  ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       $(630,643)     $(211,682)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
         Noncash items:
            Depreciation                                              2,317          1,261
            Value of common stock issued for services
               received by the Company                               88,500
            Value of warrants issued for services
               received by the Company                              176,173
          Changes in working capital                                 40,457         54,916
          Increase in security deposits                              (2,400)
                                                                  ---------      ---------

NET CASH USED IN OPERATING ACTIVITIES                              (325,596)      (155,505)
                                                                  ---------      ---------

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Payments for plant and equipment additions                        (8,936)        (6,304)
                                                                  ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                      365,437
   Proceeds of long-term debt                                        50,000
   Repayments of long-term debt                                      (9,315)
   Proceeds (payments) of note payable to related party - net       (62,958)       177,708
   Increase (decrease) in stockholders' loans                       (11,154)         7,350
   Costs incurred in connection with a securities offering
      in progress                                                                  (13,775)
   Subscribers' deposits on common stock, net                        12,500
                                                                  ---------      ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                           344,510        171,283
                                                                  ---------      ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                             9,978          9,474

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        9,522             48
                                                                  ---------      ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  19,500      $   9,522
                                                                  =========      =========

      The accompanying notes are an integral part of these financial statements.

                                      4

                                                                EXHIBIT  "D"

                         FAMOUS FIXINS, INC.
             STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                  TWO YEARS ENDED DECEMBER 31, 1998

                                                                                         Additional                      Unused
                                                                  Common Stock             Paid-In                    Advertising
                                                                                           Capital      Accumulated      Barter
                                                  Total       Shares         Amount       (Deficit)       Deficit        Credits
                                                ---------    ---------     ----------     ----------    ------------  -----------
BALANCE - JANUARY 1, 1997                       $              610,518        $  611       $   (611)     $    -       $       -

Retroactive recognition to January 1,
   1997 of May 28, 1998 reorganization
   (reverse acquisition - Note 1)
   whereby 5,494,662 common
   shares were issued in exchange
   for 4,104,328 common shares of
   the New York Subsidiary                        (22,309)   5,494,662         5,494         (4,484)       (23,319)

Net loss for 1997                                (211,682)                                                (211,682)
                                                ---------    ---------         -----       --------      ---------    -----------

BALANCE - DECEMBER 31, 1997,
   AS ADJUSTED                                   (233,991)   6,105,180         6,105         (5,095)      (235,001)

Issuance in June, 1998, of common
   shares on a one for one basis for
   common shares sold in January
   1998 by the New York Subsidiary
   in its securities offering                     102,265      132,711           133        102,132

Issuance of common shares for
  goods and services received                      91,975      141,000           140        141,835                       (50,000)

Issuance of common shares in a
  securities offering in July, 1998 - net         211,953      255,000           255        211,698

Issuance of common shares in a
   securities offering in December
   1998 - net                                      36,444      250,000           250         36,194

Issuance of warrants for services
   rendered                                       176,173                                   176,173

Net loss for 1998                                (630,643)                                                (630,643)
                                                ---------    ---------        ------       --------      ---------    -----------

BALANCE - DECEMBER 31, 1998                     $(245,824)   6,883,891        $6,883       $662,937      $(865,644)   $   (50,000)
                                                ==========   =========        ======       ========      =========    ===========

      The accompanying notes are an integral part of these financial statements.

                                      5

                             FAMOUS FIXINS, INC.
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

            BUSINESS COMBINATION - PRINCIPLES OF PRESENTATION
            -------------------------------------------------

              The accompanying financial statements include the accounts of Famous Fixins, Inc. (Company) and reflects certain transactions which are described below.

              Famous Fixins, Inc., a New York corporation (New York Subsidiary), began its sales operations on March 25, 1997. On May 28, 1998, Spectrum Resources, Inc., a Nevada corporation (Spectrum) (an inactive corporation with no assets and liabilities), pursuant to a Plan and Agreement of Reorganization, issued 5,494,662 shares of common stock in exchange for substantially all (4,104,328) of the issued and outstanding common shares of New York Subsidiary. In addition, in June 1998 Spectrum exchanged 132,711 shares of its common stock for 132,711 shares of New York Subsidiary from shareholders who acquired such shares in a private placement by New York Subsidiary in January, 1998. As a result, Spectrum, became the parent of New York Subsidiary.

              On June 19, 1998, Famous Fixins Holding Company (Holding) was incorporated in the State of New York. On November 16, 1998, Spectrum merged into Holding by exchanging its outstanding common shares for shares of Holding on a one for one basis.

              On November 20, 1998, New York Subsidiary merged into Holding and Holding changed its name to Famous Fixins, Inc. (Company).

              The aforementioned merger transactions have been accounted for as a "reverse acquisition" because the former shareholders of New York Subsidiary received the larger portion of the voting rights in the combined companies and that: (i) for accounting purposes New York Subsidiary is deemed to be the accounting acquirer; (ii) the historical financial statements presented are that of New York Subsidiary; and (iii) the guidance of APB 16 is applied in the allocation of the purchase price to the accounting acquirees (Spectrum's) net assets, the nature of which are described above.

              All significant intercompany accounts and transactions are eliminated. The 1997 financial statements have been restated to furnish comparative information with the 1998 presentation.








                                      6

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

            BUSINESS ACTIVITIES OF THE COMPANY
            ----------------------------------

              The Company is a promoter and marketer of celebrity endorsed food products. The Company currently has a line of Olympia Dukakis Greek salad dressings, which are sold to supermarket chains in the northeast United States. In addition, the Company also provides management and distribution services for food products owned by other celebrities. The Company has launched additional food product lines bearing other celebrity names in 1999.

              In August 1998, the Company received approval to trade its common shares on the "OTC Bulletin Board".

              During 1998, the Company received capital of $492,637 in cash and services (net of costs of $61,278) from securities offerings by issuing 778,711 shares of its common stock. In 1999, through June 30, 1999 the Company has issued an additional 3,578,733 shares of common stock in exchange for cash and services aggregating approximately $475,000 which as at June 30, 1999 (a) $294,000 was collected by the Company; (b) $60,000 is receivable under a stock subscription agreement; and (c) $121,000 has been provided in various services. The offerings are pursuant to the exemptions from registration with the Securities and Exchange Commission (SEC) provided by
Section 4(2) of the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, including Regulation D, and under applicable state laws, rules and regulations.

              The accompanying financial statements have been prepared in conformity with generally accepted principles which contemplates continuation of the Company as a going concern. The Company has incurred substantial operating losses since inception of operations and as at December 31, 1998 reflects deficiencies in working capital and stockholders' equity. These conditions indicate that the Company may be unable to continue as a going concern. Management believes that it can achieve profitable operations in the future and that it can raise adequate capital and financing as may be required. However, there can be no assurance that future capital contributions and/or financing will be sufficient for the Company to continue as a going concern or that it can achieve profitable operations in the future. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                      7

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

            USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
            --------------------------------------------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            STOCK-BASED COMPENSATION - WARRANTS
            -----------------------------------

              The Company accounts for stock-based compensation using the fair-value based method prescribed in SFAS No. 123 "Accounting for Stock-Based Compensation". Compensation cost for all stock warrants issued by the Company is measured at the grant date based on the fair value of the warrant and is recognized over the service period, which is usually the contract period. See Note 7.

            REVENUE RECOGNITION
            --------------------------------------------------

              Revenue from sales of celebrity endorsed food products is recorded at the time the goods are shipped, with appropriate provision for uncollectible accounts.

            ACCOUNTING CHANGE
            -----------------

              In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income and its components in the financial statements. Besides net income, SFAS No. 130 requires the reporting of other comprehensive income, defined as revenues, expenses, gains and losses that under generally accepted accounting principles are not included in net income. As at December 31, 1998 and 1997, the Company had no items of other comprehensive income and as a result, no additional disclosure is included in the financial statements.

                                      8

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

            CONCENTRATIONS OF CREDIT RISK
            -----------------------------

              Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist of cash and cash equivalents and trade accounts receivable.

              A.  CASH AND CASH EQUIVALENTS
                  -------------------------

                    The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As at December 31, 1998, all cash balances are covered by such insurance.

                    The Company invests excess cash in high quality short-term liquid money market instruments with maturities of three months or less when purchased. Investments are made only in instruments issued by or enhanced by high quality financial institutions. The Company has not incurred losses related to these investments.

              B.  ACCOUNTS RECEIVABLE
                  -------------------

                  The Company's customer base consists primarily of supermarkets located in the northeast United States. Credit limits, ongoing credit evaluations and account monitoring procedures are utilized to minimize the risk of loss. The Company does not generally require collateral. In 1998, approximately 30% of the sales of the Company are derived from two customers. Although the Company is directly affected by the well being of the retail food industry, management does not believe significant credit risk exists at December 31, 1998.

                                      9

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

           MERCHANDISE INVENTORY
           ---------------------

             Merchandise inventory is stated at the lower of cost or market value on a first-in, first-out basis.

           PLANT AND EQUIPMENT
           -------------------

             Plant and equipment are stated at cost, less accumulated depreciation. The cost of major improvements and betterments to existing plant and equipment are capitalized, while maintenance and repairs are charged to expense when incurred. Upon retirement or other disposal of plant and equipment, the profit realized or loss sustained on such transaction is reflected in income. Depreciation is computed on the cost of plant and equipment on the straight-line method, based upon the estimated 5 year useful life of the assets.

           INCOME TAXES
           ------------

             The Company has incurred net operating losses for federal income tax purposes during the current and prior tax years. Such losses, in the approximate amount of $240,000 are available through December 31, 2018 as deductions from future income otherwise subject to income taxes.

             The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes", which requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
No deferred tax assets are recognized in the balance sheet as at December 31, 1998 in connection with the Company's net operating losses inasmuch as a full valuation allowance has been established by management.










                                      10

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 2.  UNUSED ADVERTISING BARTER CREDITS
         ---------------------------------

         In July 1998, the Company issued 125,000 shares of its common stock in exchange for advertising services and credits to be provided in the current and future periods. The exchange was accounted for on the basis of $1.00 per share of common stock issued (the then prevailing price of the Company's shares) for an aggregate of $125,000, such amount being equal to the value of the advertising services and credits. Of such amount, $75,000 is charged to income in 1998, for advertising services utilized by the Company in its operations. At December 31, 1998, $50,000 of unused advertising barter credits are available in connection with specified future radio spot advertisements and is reflected in the accounts as a contra to stockholders' equity. Such amount is valued at the estimated cost of services to be received by the Company which are usable without any additional cash payments.

NOTE 3.  NOTE PAYABLE TO RELATED PARTY ($134,303)
         ----------------------------------------

         The Company has entered into a promissory note and agreement with a related party pursuant to which such party agreed to make loans and extend
credit to the Company up to the sum of $200,000.   The promissory note
requires the Company to pay interest only, at a variable rate (currently 10% per annum), with the unpaid principal balance due and payable on August 1, 1999. The proceeds of the loan were derived from borrowings by the related party under an arrangement with its bank. The Company and the related party have informally agreed that the Company will make monthly payments of principal and interest equal to the amounts due by the related party to its bank. Repayment of the Company's loan is guaranteed by certain stockholders of the Company.

         The promissory note shall become due on demand if the Company violates any of the covenants contained in the promissory note agreement. As at December 31, 1998, the Company is in violation of one such covenant (as described in Note 1 in connection with going concern matters).

NOTE 4.  LONG-TERM NOTE PAYABLE TO BANK
         ------------------------------

         Pursuant to a business revolving credit agreement with The Chase Manhattan Bank (Bank), the Bank agreed to make loans to the Company up to a maximum credit line amount (currently $100,000). The Bank notifies the Company as to the amount of the available credit line from time to time. The Company may borrow from the Bank incremental principal amounts of at least $2,500. Borrowings bear interest at the Bank's prime rate plus 1/2%. Principal is payable in monthly installments equal to 1/36 of the outstanding principal amount of the loan as of the date of the last loan made prior to the date of such installment. Repayment of the Company's loan is guaranteed by certain stockholders of the Company.

         The outstanding balance of the long-term note payable to the Bank at December 31, 1998 is summarized as follows:

            Current installments due with one year              $15,432
            Installments due after one year                      25,253
                                                                -------

            TOTAL LONG-TERM NOTE PAYABLE TO BANK                $40,685
                                                                =======

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 5.  ADVERTISING
         -----------

         The Company expenses all advertising costs as incurred.  See Note
2 for details of unused advertising barter credits of $50,000 included in the accounts as a contra to stockholders' equity at December 31, 1998. Advertising expense was $285,315 and $39,063 for the years ended December 31, 1998 and 1997, respectively.

NOTE 6.  COMMITMENTS AND CONTINGENCIES
         -----------------------------

            LICENSING AGREEMENT
            -------------------

              The Company has a celebrity licensing agreement with a related party which covers the worldwide sale of its current major merchandise product line. The contract specifies that the Company shall pay license fees to the issuer based upon collections on merchandise sales of certain speciality food products. There are no minimum sales or license fee guarantees. Provisions are included in the agreement for termination by either party in certain events.

              License fees are charged to operations upon sale of the related food products. Total license fees expense was approximately $11,000 for the year ended December 31, 1998.

            REAL PROPERTY LEASE
            -------------------

              Rental commitments under a noncancellable operating lease for the Company's office facilities located in New York, New York are as follows:

                    YEAR ENDING
                    DECEMBER 31,          AMOUNT
                    ------------          -------

                        1999              $14,400
                        2000               14,400
                        2001                4,800
                                          -------

                                          $33,600
                                          =======

              Rent expense charged to operations was approximately $8,000 for the year ended December 31, 1998.









                                      12

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 6.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
         -----------------------------

            TRANSPORTATION EQUIPMENT LEASE
            ------------------------------

              The Company is obligated under the terms of an operating lease for transportation equipment utilized by it. Future minimum annual payments under this noncancellable operating lease are as follows:

                    YEAR ENDING
                    DECEMBER 31,
                    ------------
                        1999              $ 7,342
                        2000                4,283
                                          -------
                        TOTAL             $11,625
                                          =======

              Total equipment lease expense charged to operations for the year ended December 31, 1998 was approximately $7,300.

            YEAR 2000 COMPLIANCE
            --------------------

              As the year 2000 approaches, the Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. The Company primarily uses licensed software products in its operations with a significant portion of processes and transactions centralized in one particular software package. During 1999, management plans to upgrade its software so that the Company's accounting system will be Year 2000 compliant. The cost of the upgrade is not expected to be material. Also during 1999, attention will be focused on compliance attainment efforts of vendors and others, including key system interfaces with customers and suppliers. Although it is not possible to quantify the effects Year 2000 compliance issues will have on customers and suppliers, the Company does not anticipate related material adverse effects on its financial condition or results of operations.

            OTHER CONTINGENCIES
            -------------------

              In the normal course of business, the Company has lawsuits, claims and contingent liabilities. The Company does not expect that any sum it may have to pay in connection with any of these matters would have a materially adverse effect on its financial position or results of operations.

                                      13

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 7.  COMMON STOCK AND OUTSTANDING WARRANTS

         -------------------------------------

            The Company has issued warrants to purchase shares of its common stock to certain officers and nonemployees. The objective of the issuance of the warrants include attracting and retaining the best talent, providing for additional performance incentives, and promoting the success of the Company by providing the opportunity to employees and nonemployees to acquire common stock. Warrants outstanding have been granted at exercise prices ranging from $.90 to $2.25 and expire at various dates after the grant date.

            The status of the Company's warrants is summarized below as of December 31:

                                                   NUMBER OF       OPTION
                                                   WARRANTS         PRICE
                                                 ------------   ------------

      Outstanding at December 31, 1996                      0   $          0
      Granted in 1997                                 104,328            .90
                                                 ------------   ------------
      Outstanding at December 31, 1997                104,328            .90
      Granted in 1998                            (*)  502,500     .90 - 2.25
                                                 ------------   ------------

      Outstanding at December 31, 1998                606,828   $.90 - $2.25
                                                 ============   ============

      Weighted Average Fair Value of Options                    $        .90
         Granted During 1998                                    ============

            (*) 300,000 warrants are exercisable subject to conditions of continued employment, at 60,000 warrants per year, cumulatively, over a five year period, the initial exercise date commencing in June 1999.

            The Company accounts for stock-based compensation using the fair value method prescribed in SFAS No. 123 "Accounting for Stock-Based Compensation", under which compensation cost for all stock warrants issued (both vested and non-vested) is measured at the grant date based on the fair value of the warrant. Such cost is recognized over the service period, which is the contract period.

            The fair value of each warrant issued is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the warrants issued: dividend yield of 0%, expected volatility of 150%, risk-free rate of 6%, and expected lives ranging from 1 to 5 years.

            Stock-based compensation cost charged to operations for the year ended December 31, 1998 was $176,173.

            Subsequent to year end, the Company issued additional warrants to purchase 1,980,000 shares of the Company's common stock. Such warrants are issued in connection with services and consist of 480,000 warrants issued to non-employees and 1,500,000 to the Company's chief executive officer.


                                      14

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998



NOTE 7.  COMMON STOCK AND OUTSTANDING WARRANTS (CONTINUED)
         -------------------------------------

              Substantially all of the 480,000 non-employee warrants are for a period of five years and are exercisable at amounts between $.15 and $1.00 per share, all of which expire by June 30, 2004. The 1,500,000 warrants granted to the chief executive officer are for a period of five years at an exercise price of $.30 per share. The warrants will vest based upon corporate milestones including the receipt of a specified number of new licensee agreements or the achievement of specified levels of the Company's future annual earnings determined before interest, taxes, depreciation and amortization.

NOTE 8.  NET LOSS PER COMMON SHARE
         -------------------------

              Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding.

              The calculation of fully diluted net loss per common share assumes conversion of warrants into common stock. Net loss and shares used to compute net loss per share, basic and assuming full dilution, are reconciled below:

                                                        1998         1997
                                                     ----------   ----------

      Net loss as reported                           $(630,643)   $(211,682)
                                                     =========    =========

      Net loss, basic                                $(630,643)   $(211,682)

      Effect of dilutive securities, warrants
         convertible to common stock (*)                -              -
                                                     ---------    ---------

      Net loss, assuming full dilution               $(630,643)   $(211,682)
                                                     =========    =========

      Weighted average number of common shares,
          basic                                      6,458,266    6,105,180

      Effect of dilutive securities, warrants
         convertible to common stock (*)                -               -
                                                     ---------    ---------

      Common shares, assuming full dilution          6,458,266    6,105,180
                                                     =========    =========

            (*) No effect has been given to the conversion of warrants to common stock inasmuch as such conversion would be anti-dilutive.





                                      15

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 9.  CASH FLOW DATA
         --------------

            Cash and cash equivalents include cash on hand and investments with maturities of three months or less at the time of purchase. Working capital changes on the statements of cash flows were as follows:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                     ---------------------

                                                        1998        1997
                                                     ---------    --------

(Increase) decrease in assets:
  Accounts receivable - net                          $    (194)   $(13,419)
  Merchandise inventory                                 33,766     (61,186)
  Prepaid expenses                                       2,227      (2,227)
Increase (decrease) in liabilities:
  Accounts payable and accrued expenses                  4,179     129,959
  Taxes payable - other than on income                     479       1,164
  Income taxes payable                                                 625
                                                     ---------    --------

NET CHANGES IN WORKING CAPITAL                       $  40,457    $ 54,916
                                                     =========    ========

Supplemental information about cash
  payments is as follows:
    Cash payments for interest                       $   9,509    $  6,110
    Cash payments for income taxes                   $     625    $    325

Supplemental disclosure of noncash
  financing activities:
    Issuance of common stock in exchange for
      legal services incurred in connection with
      a securities offering in progress                           $  1,000
    Issuance of common stock in exchange for
      plant and equipment acquired                   $  3,475








                                      16

                             FAMOUS FIXINS, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1998


NOTE 10. EVENTS SUBSEQUENT
         -----------------

            Subsequent to these financial statements the Company entered into several contracts with celebrity athletes and related entities which provide for the Company to pay royalties ranging from 2.5% to 12.5% of sales of endorsed food products. Furthermore, the contracts generally provide for the Company to pay a proportion of the gross profits (ranging from 25% to 75%) from the sale of merchandise offered on the Company's food product packages or other promotional materials for its food products.

            As additional compensation in connection with these contracts, the Company issued 480,000 warrants to purchase shares of its common stock at exercise prices ranging from $.15 to $1.00 per share. Certain of the contracts call for minimum annual royalty amounts, which aggregate $125,000 in 1999 and $125,000 in 2000.

            The Company also entered into an employment agreement with its chief executive officer which provides for an annual compensation package, life insurance, death benefits and stock warrants exercisable by the officer based on the Company achieving certain targets over a five year period. Exercise of the warrants may have a dilutive effect.

            See Note 7 for particulars with regard to the aforementioned warrants.

NOTE 11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
         -----------------------------------------------------

            The estimate of the fair value of each class of financial instruments for which it is practicable to estimate that value is based on the following methods and assumptions:

            CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, NOTE PAYABLE TO RELATED PARTY, ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

              The carrying amounts of these items are assumed to be a
            reasonable estimate of their fair value due to their short-term nature.

            LONG-TERM DEBT:

              The fair value of the Company's long-term debt is deemed to be substantially equal to the carrying value. The outstanding amount is not significant and obtaining quoted fair values for comparable financial instruments is impractical.













                                      17

                         FAMOUS FIXINS, INC.

                    INTERIM FINANCIAL STATEMENTS

                NINE MONTHS ENDED SEPTEMBER 30, 1999

                             UNAUDITED





                          TABLE OF CONTENTS
                          -----------------


                                                                       PAGE
                                                                       ----

INTERIM BALANCE SHEET (UNAUDITED)                                        1
INTERIM STATEMENT OF OPERATIONS (UNAUDITED)                              2
INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)                              3
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)          4
NOTES TO INTERIM FINANCIAL STATEMENTS                                    5

                        FAMOUS FIXINS, INC.
                       INTERIM BALANCE SHEET
                            (UNAUDITED)


                                                                        SEPTEMBER 30
                                                                  -------------------------
                                                                     1999           1998
                                                                  ----------     ----------
                  A S S E T S
                  -----------

CURRENT ASSETS
--------------

   Cash and cash equivalents                                      $  343,648      $ 30,919
   Accounts receivable                                               641,000        50,301
   Merchandise inventory                                              79,868        46,342
   Prepaid expenses                                                   24,307
                                                                  ----------      --------

     TOTAL CURRENT ASSETS                                          1,088,823       127,562
                                                                  ----------      --------

PLANT AND EQUIPMENT
-------------------

   Furniture and fixtures                                              9,309         2,475
   Machinery and equipment                                             9,406         9,406
                                                                  ----------      --------
                                                                      18,715        11,881
     Less: Accumulated depreciation                                    5,940         2,999
                                                                  ----------      --------

     NET PLANT AND EQUIPMENT                                          12,775         8,882
                                                                  ----------      --------

OTHER ASSETS
------------

   Security deposits                                                   2,400         2,400
                                                                  ----------       -------

                                                                  $1,103,998      $138,844
                                                                  ==========      ========

                                     1

See accompanying notes to financial statements.

                                                                         SEPTEMBER 30
                                                                  -------------------------
                                                                     1999           1998
                                                                  ----------     ----------

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
          ------------------------------------

CURRENT LIABILITIES
-------------------
   Current installments of long-term note payable to bank         $   16,893     $  16,920
   Accounts payable and accrued expenses                             772,121       131,855
   Taxes payable - other than on income                                3,165         2,217
   Income taxes payable                                                  625             -
   Note payable to related party                                           -       145,734
                                                                  ----------     ---------

     TOTAL CURRENT LIABILITIES                                       792,804       297,351
                                                                  ----------     ---------

LONG-TERM LIABILITY
-------------------
   Long-term note payable to bank, net of current installments        22,247        28,852
                                                                  ----------     ---------

STOCKHOLDERS' EQUITY (DEFICIT)
--------------------
   Common stock, $.001 par value per share:
      Authorized 25,000,000 shares
      Issued and outstanding
           10,462,624 shares in 1999; 6,633,891 shares in 1998        10,462         6,633
   Additional paid-in capital                                      1,357,299       603,314
   Accumulated deficit                                              (975,064)     (747,306)
                                                                  ----------     ---------
                                                                     392,697      (137,359)
      Less: Common stock subscription receivable                     (53,750)            -
            Unused advertising barter credits                        (50,000)      (50,000)
                                                                  ----------     ---------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                            288,947      (187,359)
                                                                  ----------     ---------

                                                                  $1,103,998     $ 138,844
                                                                  ==========     =========

See accompanying notes to financial statements.

                        FAMOUS FIXINS, INC.
                  INTERIM STATEMENT OF OPERATIONS
                            (UNAUDITED)


                                                                 NINE MONTHS ENDED           THREE MONTHS ENDED
                                                                   SEPTEMBER 30,                SEPTEMBER 30,
                                                              -----------------------      ----------------------
                                                                 1999         1998            1999         1998
                                                              ----------   ----------      ----------   ----------
NET SALES                                                     $2,178,859   $  255,774      $  981,673   $  64,205
                                                              ----------   ----------      ----------   ---------

COST OF GOODS SOLD
------------------
   Merchandise inventory at beginning of period                   27,420       61,186          71,545      49,324
   Purchases                                                   1,194,682      154,878         530,874      51,869
   Other direct costs                                             95,241        2,956          26,107           -
                                                              ----------   ----------      ----------   ---------
                                                               1,317,343      219,020         628,526     101,193
      Less: Merchandise inventory at end
                   of period                                      79,868       46,342          79,868      46,342
                                                              ----------   ----------      ----------   ---------

TOTAL COST OF GOODS SOLD                                       1,237,475      172,678         548,658      54,851
                                                              ----------   ----------      ----------   ---------

GROSS PROFIT ON SALES                                            941,384       83,096         433,015       9,354

OTHER INCOME - Management
   and distribution services                                           -       29,176               -      14,176
                                                              ----------   ----------      ----------   ---------

TOTAL INCOME                                                     941,384      112,272         433,015      23,530
                                                              ----------   ----------      ----------   ---------

OPERATING EXPENSES
------------------
   Selling expenses                                              663,764      474,112         234,566     172,815
   General and administrative expenses                           380,489      140,743         157,386      57,712
   Interest expense, net                                           5,217        9,053           1,815       1,146
                                                              ----------   ----------      ----------   ---------

TOTAL OPERATING EXPENSES                                       1,049,470      623,908         393,767     231,673
                                                              ----------   ----------      ----------   ---------

OPERATING INCOME (LOSS) BEFORE
   PROVISION FOR INCOME TAXES                                   (108,086)    (511,636)         39,248    (208,143)

PROVISION FOR INCOME TAXES                                         1,334          669               -          44
                                                              ----------   ----------      ----------   ---------

NET INCOME (LOSS)                                             $ (109,420)  $ (512,305)     $   39,248   $(208,187)
                                                              ==========   ==========      ==========   =========

Net income (loss) per common share, basic                        $(0.011)     $(0.080)        $0.004      $(0.031)
Net income (loss) per common share,
   assuming full dilution                                        $(0.010)     $(0.080)        $0.003      $(0.031)
Weighted average number of common shares
   outstanding:
      Basic                                                   10,042,183    6,371,947     10,462,624     6,632,724
      Assuming full dilution                                  10,683,401    6,374,443     11,477,963     6,637,219

See accompanying notes to financial statements.

                                     2

                        FAMOUS FIXINS, INC.
                  INTERIM STATEMENT OF CASH FLOWS
                            (UNAUDITED)


                                                                     NINE MONTHS ENDED
                                                                        SEPTEMBER 30,
                                                                  -------------------------
                                                                     1999           1998
                                                                  ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                       $ (109,420)    $(512,305)
   Adjustments to reconcile net loss to net cash provided by
      (used in) operating activities:
         Noncash items:
            Depreciation                                               2,362         1,738
            Value of common stock issued for services
               received by the Company                                71,826        88,500
            Value of warrants issued for services received
               by the Company                                        222,131       153,800
         (Increase) decrease in assets:
            Accounts receivable                                     (627,387)      (36,882)
            Merchandise inventory                                    (52,448)       14,844
            Prepaid expenses and other current assets                 25,693         2,227
            Increase in security deposits                                  -        (2,400)
         Increase (decrease) in liabilities:
            Accounts payable and accrued expenses                    637,983         1,896
            Taxes payable - other than on income                       1,522         1,053
                                                                  ----------     ---------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  172,262      (287,529)
                                                                  ----------     ---------

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Payments for plant and equipment additions                              -        (2,102)
                                                                  ----------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                       287,734       327,937
   Proceeds of long-term debt                                         35,000             -
   Repayments of long-term debt                                      (36,545)            -
   Payments of note payable to related party                        (134,303)       (5,755)
   Decrease in stockholders' loans                                         -       (11,154)
                                                                  ----------     ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                            151,886       311,028
                                                                  ----------     ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                            324,148        21,397

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      19,500         9,522
                                                                  ----------     ---------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $  343,648     $  30,919
                                                                  ==========     =========

Supplemental information about cash payments is as follows:
   Cash payments for interest                                     $   12,230     $   8,844
   Cash payments for income taxes                                 $      625     $     625

Supplemental disclosure of noncash financing activities:
   Common stock subscription received for common shares issued    $   53,750     $       -
   Issuance of common stock in exchange for plant and equipment
      acquired                                                    $        -     $   3,475

See accompanying notes to financial statements.

                                     3

                        FAMOUS FIXINS, INC.
       INTERIM STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                           (UNAUDITED)

                                                                           ADDITIONAL                                  UNUSED
                                                                            PAID-IN                  COMMON STOCK    ADVERTISING
                                                       COMMON STOCK         CAPITAL     ACCUMULATED  SUBSCRIPTION      BARTER
                                          TOTAL      SHARES      AMOUNT    (DEFICIT)     DEFICIT      RECEIVABLE       CREDITS
                                        ---------  ----------  ----------  ----------  ------------  ------------    -----------
NINE MONTHS ENDED SEPTEMBER 30, 1999
------------------------------------

BALANCE (DEFICIT), JANUARY 1, 1999      $(245,824)  6,883,891  $    6,883  $  662,937  $  (865,644)  $         -     $   (50,000)

Issuance of common shares in
   a securities offering in
   February 1999 - net                    300,234   2,433,233       2,433     351,551            -       (53,750)

Issuance of common shares for
   services received                      121,826   1,145,500       1,146     120,680            -             -

Issuance of warrants for
   services received                      222,131           -           -     222,131            -             -

Net loss - nine months ended
   September 30, 1999                    (109,420)          -           -           -     (109,420)            -
                                        ---------  ----------  ----------  ----------  -----------   -----------     -----------

BALANCE - SEPTEMBER 30, 1999            $ 288,947  10,462,624  $   10,462  $1,357,299  $  (975,064)  $   (53,750)    $   (50,000)
                                        =========  ==========  ==========  ==========  ===========   ===========     ===========


NINE MONTHS ENDED SEPTEMBER 30, 1998
------------------------------------

BALANCE (DEFICIT) - JANUARY 1, 1998     $(233,991)  6,105,180  $    6,105  $   (5,095) $  (235,001)  $               $

Issuance in June 1998 of common shares
   on a one for one basis for common
   shares sold in January 1998 by the
   New York Subsidiary in its
   securities offering                    102,265     132,711         133     102,132

Issuance of common shares in a
   securities offering in
   July 1998 - net                        210,897     255,000         255     210,642

Issuance of common shares for goods
    and services received                  91,975     141,000         140     141,835                                   (50,000)

Issuance of warrants for services
   received                               153,800                             153,800

Net loss - Nine months ended
   September 30, 1998                    (512,305)                                        (512,305)
                                        ---------  ----------  ----------  ----------  -----------   -----------     -----------

BALANCE (DEFICIT) - SEPTEMBER 30, 1998  $(187,359)  6,633,891  $    6,633  $  603,314  $  (747,306)  $               $   (50,000)
                                        =========  ==========  ==========  ==========  ===========   ===========     ===========

See accompanying notes to financial statements.

                                     4

                         FAMOUS FIXINS, INC.
                NOTES TO INTERIM FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1999

NOTE 1.  STATEMENT OF INFORMATION FURNISHED
         ----------------------------------

            The accompanying unaudited interim financial statements have been prepared in accordance with Form 10-SB instructions and in the opinion of management contains all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of Famous Fixins, Inc. as of September 30, 1999, the results of operations for the nine and three months ended September 30, 1999, and the statements of cash flows and stockholders' equity for the nine months ended September 30, 1999. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the Company's 1998 financial statements.

            Certain information and footnote disclosures normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying financial statements be read in conjunction with the financial statements and notes thereto incorporated by reference in the Company's 1998 financial statements.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

           BUSINESS ACTIVITIES OF THE COMPANY
           ----------------------------------

             The Company is a promoter and marketer of celebrity endorsed food products and related merchandise. In April 1999, the Company introduced its cereal product lines which currently include those bearing the likenesses, names and endorsements of: Cal Ripken, Jr.; Sammy Sosa; Jeff Bagwell, Ken Caminiti and Craig Biggio; Alex Rodriguez; The New York Mets; Barry Bonds; Jake Plummer; and, of several other celebrity athletes as to whom contracts have been signed and additional product lines are in various stages of development, including Derek Jeter, Alonzo Mourning, John Elway and Tim Duncan. In addition, the Company continues to distribute the Olympia Dukakis Greek salad dressings line. These products are sold directly by the Company, and also through distribution agreements with third parties, to supermarket chains in various parts of the United States.

             In August 1998, the Company received approval to trade its common shares on the "OTC Bulletin Board".

             In 1999, the Company has issued an additional 3,578,733 shares of common stock in exchange for cash and services aggregating $475,810 which as at September 30, 1999 (a) $300,234 was collected by the Company; (b) $53,750 is receivable under a stock subscription agreement; and (c) $121,826 has been provided in various services. The offerings are pursuant to the exemptions from registration with the Securities and Exchange Commission (SEC) provided by Section 4(2) of the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, including Regulation D, and under applicable state laws, rules and regulations.

                                     5

                         FAMOUS FIXINS, INC.
          NOTES TO INTERIM FINANCIAL STATEMENTS (CONTINUED)
                 NINE MONTHS ENDED SEPTEMBER 30, 1999


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
         ------------------------------------------

           BUSINESS ACTIVITIES OF THE COMPANY (CONTINUED)
           ----------------------------------

             The Company accounts for warrants issued to purchase common shares in connection with services rendered to the Company using the fair value method prescribed in SFAS NO. 123 "Accounting for Stock-Based Compensation". Stock-based compensation cost charged to operations for the nine months ended September 30, 1999 was $222,131.

           USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
           --------------------------------------------------

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           MERCHANDISE INVENTORY
           ---------------------

             Merchandise inventory is stated at the lower of cost or market value on a first-in, first-out basis.

           PLANT AND EQUIPMENT
           -------------------

             Plant and equipment are stated at cost, less accumulated depreciation. The cost of major improvements and betterments to existing plant and equipment are capitalized, while maintenance and repairs are charged to expense when incurred. Upon retirement or other disposal of plant and equipment, the profit realized or loss sustained on such transaction is reflected in income. Depreciation is computed on the cost of plant and equipment on the straight-line method, based upon the estimated useful lives of the assets.

           EARNINGS PER SHARE
           ------------------

             In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", basic earnings per share is computed by dividing net income or loss by the number of weighted-average common shares outstanding during the period. Earnings per share, assuming dilution, is computed by dividing net income or loss by the number of weighted-average common shares and common stock equivalents outstanding during the period.

                                     6

                         FAMOUS FIXINS, INC.
          NOTES TO INTERIM FINANCIAL STATEMENTS (CONTINUED)
                 NINE MONTHS ENDED SEPTEMBER 30, 1999


NOTE 3.  SUBSEQUENT EVENTS
         -----------------

         As of October 19, 1999, the Company entered into two Convertible Debenture and Warrants Purchase Agreements pursuant to which certain investors agreed to purchase (a) an aggregate of $550,000 principal amount of 5% Convertible Debentures (Debentures), convertible into common stock, due October 19, 2002 and (b) Warrants to purchase shares of the Company's common stock.

         At the initial closing date, the Company received an aggregate of $450,000 in connection with the sale of $450,000 principal amount of Convertible Debentures. A second closing date for the sale of the remaining $100,000 of Debentures is subject to the effective date of a registration statement described in the agreements and other conditions.

         In accordance with the agreements, the Company issued an aggregate of 139,152 warrants for the purchase of the Company's common stock exercisable between October 30, 1999 and October 30, 2004 at a purchase price of $.494 per share (125% of the market price on the closing date). The Debentures include an option by the Company to exchange the Debentures for Convertible Preferred Stock.

                                   PART III

-----------------------------------------------------------------------------
ITEM 1.  INDEX TO EXHIBITS
-----------------------------------------------------------------------------

      The following exhibits are filed with this Form 10-SB pursuant to Item 601 of Regulation SB.

Exhibit    SEC .
Number     Reference No.    Description
-------    -------------    -----------

1          2.1             Plan and Agreement of Reorganization between
                           Spectrum Resources, Inc. and Famous Fixins, Inc.
2          2.2             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a Nevada corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
3          2.3             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a New York corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
4          3(i)(1)         Articles of Incorporation of Spectrum Resources,
                           Inc.
5          3(i)(2)         Certificate of Incorporation of Famous Fixins
                           Holding Company, Inc.
6          3(i)(3)         Articles of Merger for Famous Fixins, Inc., a
                           Nevada corporation, and Famous Fixins Holding
                           Company, Inc., a New York corporation
7          3(i)(4)         Certificate of Merger of Famous Fixins Holding
                           Company, Inc., a New York corporation, and Famous
                           Fixins, Inc., a Nevada corporation
8          3(i)(5)         Certificate of Merger of Famous Fixins, Inc., a
                           New York corporation, and Famous Fixins Holding
                           Company, Inc.
9          3(i)(6)         Certificate of Amendment of the Certificate of
                           Incorporation of Famous Fixins Holding Company,
                           Inc.
10         3(ii)           By-Laws
11         4.1             Form of Warrant Certificate
12         4.2             Warrant Certificate of Michael Simon
13         4.3             Form of Warrant Certificate
14         4.4             Convertible Debenture and Warrants Purchase
                           Agreement between Famous Fixins, Inc. and AMRO
                           International, S.A.
15         4.5             Convertible Debenture and Warrants Purchase
                           Agreement Famous Fixins, Inc. and Austost Anstalt
                           Schaan and Balmore Funds, S.A.
16         9               Voting Agreement between Jason Bauer and Peter
                           Zorich
17         10.1            Employment Agreement for Jason Bauer
18         10.2            Lease Agreement
19         10.3            License Agreement between Famous Fixins, Inc. and
                           Olympia Dukakis
20         10.4            Stockplayer.com, Inc. Agreement
21         10.5            Marketing Agreement between Crown Prince, Inc. and
                           Famous Fixins, Inc.

22         10.6            License Agreement between The Tufton Group and
                           Famous Fixins, Inc.
23         10.7            License Agreement between Major League Baseball
                           Properties, Inc. and Famous Fixins, Inc.
24         10.8            License Agreement between Famous Fixins, Inc. and
                           IMS and KKSM F/S/O Sammy Sosa
25         10.9            License Agreement between Alex Rodriguez and
                           Famous Fixins, Inc.
26         10.10           License Agreement between Famous Fixins, Inc. and
                           Ken Caminiti, Craig Biggio and Jeff Bagwell
27         10.11           License Agreement between Killer Bee, Inc. and
                           Famous Fixins, Inc.
28         10.12           License Agreement between Famous Fixins, Inc. and
                           Turn 2, Inc.
29         10.13           License Agreement between Famous Fixins, Inc. and
                           Jake "The Snake" Enterprises
30         10.14           License Agreement between Famous Fixins, Inc. and
                           Pey Dirt, Inc.
31         10.15           License Agreement between Famous Fixins, Inc. and
                           Alonzo Mourning
32         10.16           Promotional License Agreement between Famous Fixins,
                           Inc. and Major League baseball Players Association
33         10.17           Major League Baseball Properties, Inc. License
                           Agreement
34         10.18           License Agreement between Famous Fixins, Inc. and
                           Tim Duncan
35         10.19           Promotion Agreement between Famous Fixins, Inc.
                           and Sterling Doubleday Enterprises, L.P.
36         10.20           Financial Consulting Agreement between Famous
                           Fixins, Inc. and First Atlanta Securities, LLC
37         10.21           License Agreement between Famous Fixins, Inc. and
                           JAE Endorsements Inc.
38         11              Statement Concerning Computation of Per Share
                           Earnings is hereby incorporated by reference to
                           "Financial Statements" of Part F/S, contained
                           in this Form 10-SB.
39         27              Financial Data Schedule

                                  SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  December 10, 1999


                                FAMOUS FIXINS, INC.


                                By:  /s/ Jason Bauer
                                   ------------------------------------------
                                     Jason Bauer, President, Treasurer and
                                     Chairman of the Board



                                By:  /s/ Michael Simon
                                   ------------------------------------------
                                     Michael Simon, Executive Vice President
                                     and Director



                                By:  /s/ Peter Zorich
                                   ------------------------------------------
                                     Peter Zorich, Executive Vice President
                                     and Director

                               INDEX TO EXHIBITS

Exhibit    SEC .
Number     Reference No.    Description

-------    -------------    -----------

1          2.1             Plan and Agreement of Reorganization between
                           Spectrum Resources, Inc. and Famous Fixins, Inc.
2          2.2             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a Nevada corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
3          2.3             Agreement and Plan of Merger between Famous
                           Fixins, Inc., a New York corporation, and Famous
                           Fixins Holding Company, Inc., a New York
                           corporation
4          3(i)(1)         Articles of Incorporation of Spectrum Resources,
                           Inc.
5          3(i)(2)         Certificate of Incorporation of Famous Fixins
                           Holding Company, Inc.
6          3(i)(3)         Articles of Merger for Famous Fixins, Inc., a
                           Nevada corporation, and Famous Fixins Holding
                           Company, Inc., a New York corporation
7          3(i)(4)         Certificate of Merger of Famous Fixins Holding
                           Company, Inc., a New York corporation, and Famous
                           Fixins, Inc., a Nevada corporation
8          3(i)(5)         Certificate of Merger of Famous Fixins, Inc., a
                           New York corporation, and Famous Fixins Holding
                           Company, Inc.
9          3(i)(6)         Certificate of Amendment of the Certificate of
                           Incorporation of Famous Fixins Holding Company,
                           Inc.
10         3(ii)           By-Laws
11         4.1             Form of Warrant Certificate
12         4.2             Warrant Certificate of Michael Simon
13         4.3             Form of Warrant Certificate
14         4.4             Convertible Debenture and Warrants Purchase
                           Agreement between Famous Fixins, Inc. and AMRO
                           International, S.A.
15         4.5             Convertible Debenture and Warrants Purchase
                           Agreement Famous Fixins, Inc. and Austost Anstalt
                           Schaan and Balmore Funds, S.A.
16         9               Voting Agreement between Jason Bauer and Peter
                           Zorich
17         10.1            Employment Agreement for Jason Bauer
18         10.2            Lease Agreement
19         10.3            License Agreement between Famous Fixins, Inc. and
                           Olympia Dukakis
20         10.4            Stockplayer.com, Inc. Agreement
21         10.5            Marketing Agreement between Crown Prince, Inc. and
                           Famous Fixins, Inc.
22         10.6            License Agreement between The Tufton Group and
                           Famous Fixins, Inc.
23         10.7            License Agreement between Major League Baseball
                           Properties, Inc. and Famous Fixins, Inc.
24         10.8            License Agreement between Famous Fixins, Inc. and
                           IMS and KKSM F/S/O Sammy Sosa
25         10.9            License Agreement between Alex Rodriguez and
                           Famous Fixins, Inc.
26         10.10           License Agreement between Famous Fixins, Inc. and
                           Ken Caminiti, Craig Biggio and Jeff Bagwell
27         10.11           License Agreement between Killer Bee, Inc. and
                           Famous Fixins, Inc.
28         10.12           License Agreement between Famous Fixins, Inc. and
                           Turn 2, Inc.
29         10.13           License Agreement between Famous Fixins, Inc. and
                           Jake "The Snake" Enterprises
30         10.14           License Agreement between Famous Fixins, Inc. and
                           Pey Dirt, Inc.
31         10.15           License Agreement between Famous Fixins, Inc. and
                           Alonzo Mourning
32         10.16           Promotional License Agreement between Famous Fixins,
                           Inc. and Major League baseball Players Association
33         10.17           Major League Baseball Properties, Inc. License
                           Agreement
34         10.18           License Agreement between Famous Fixins, Inc. and
                           Tim Duncan
35         10.19           Promotion Agreement between Famous Fixins, Inc.
                           and Sterling Doubleday Enterprises, L.P.
36         10.20           Financial Consulting Agreement between Famous
                           Fixins, Inc. and First Atlanta Securities, LLC
37         10.21           License Agreement between Famous Fixins, Inc. and
                           JAE Endorsements Inc.
38         11              Statement Concerning Computation of Per Share
                           Earnings is hereby incorporated by reference to
                           "Financial Statements" of Part F/S, contained
                           in this Form 10-SB.
39         27              Financial Data Schedule